SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X                        Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes                             No                        X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                 )

Press Release dated September 18, 2002
Eni’s first half 2002 results

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco Title: Company Secretary

PRESS RELEASE

ENI
FIRST HALF 2002: net income of euro 2,261 million confirmed

Eni’s Board of Directors examined today the Report on the First Half of 2002 which shows an operating income of euro 4,575 million and a net income of euro 2,261 million, as already reported on July 31, 2002 when it approved Eni’s results for the Second Quarter of 2002.

The Report on the First Half of 2002 is presented to the Board of Statutory Auditors and to the External Auditors.

***

Reclassified consolidated income statement and balance sheet as of June 30, 2002 are attached.

Rome, September 18, 2002

This press release and Eni’s Report on the First Half of 2002 are available on Eni’s web site at www.eni.it.

Consolidated Income Statement

				(million €)

		I half	I half	Change
2001(1)		2001(1)	2002	%

49,272	Net sales from operations	26,018	23,904	(8.1)
921	Other income and revenues	382	535	40.1
(35,037)	Operating expenses	(18,021)	(17,323)	(3.9)
15,156	Gross operating margin	8,379	7,116	(15.1)
(4,843)	Depreciation, amortization and writedowns	(2,260)	(2,541)	12.4
10,313	Operating income	6,119	4,575	(25.2)
(295)	Net financial expense	(180)	(81)	(55.0)
(7)	Net income (expense) from investments	11	50	354.5
	Income before extraordinary income (expense)
10,011	and income taxes	5,950	4,544	(23.6)
1,737	Net extraordinary income (expense)	430	(93)	--
11,748	Income before income taxes	6,380	4,451	(30.2)
(3,529)	Income taxes	(2,745)	(1,822)	(33.6)
8,219	Income before minority interest	3,635	2,629	(27.7)
(468)	Minority interest	(98)	(368)	275.5

7,751	Net income	3,537	2,261	(36.1)

1,994	Non-recurring items	404	(211)	--

5,757	"Adjusted" net income	3,133	2,472	(21.1)

(1)	In order to allow a homogeneous comparison, Eni’s reclassified consolidated accounts at December 31, 2001 and June 30, 2001 have been restated by assuming from January 1, 2001 the consolidation of Polimeri Europa Srl, which in 2001 financial statements had been accounted for with the equity method in view of its planned sale.

Consolidated Balance Sheet

				(million €)

		Dec. 31,	June 30,
June 30, 2001		2001	2002	Change

	Non-current assets
34,778	Net fixed assets	33,851	32,903	(948)
3,593	Intangible assets	2,850	2,501	(349)
2,710	Investments	2,740	2,610	(130)
1,373	Accounts receivable financing and securities related to operations	1,630	1,594	(36)
(878)	Net accounts payable in relation to investments	(657)	(873)	(216)
41,576		40,414	38,735	(1,679)
(5,527)	Net working capital	(635)	(2,897)	(2,262)
(495)	Reserve for employee termination indemnities	(486)	(491)	(5)

35,554	Net capital employed	39,293	35,347	(3,946)

24,745	Shareholders' equity (1)	27,483	25,035	(2,448)
1,704	Minority interests	1,706	1,826	120
9,105	Net borrowings	10,104	8,486	(1,618)

35,554	Total liabilities and shareholders' equity	39,293	35,347	(3,946)

(1)	In the reclassified consolidated balance sheet, the purchase cost of 169,450,490 own shares held at June 30, 2002 is registered as a decrease of net equity.

Report on the First Half

of 2002

MISSION

Eni is one of the most important integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, oilfield services and engineering industries. In these businesses it has a strong edge and leading international market positions.

Eni’s objective is to create value for its shareholders through the continuous improvement of cost efficiency and the quality of its products and services.

To achieve this objective Eni relies on the managerial and technical capabilities as well as the continuous development of its workforce, and on an increasingly lean and entrepreneurial organization.

Board of Directors (1)
Chairman: Roberto Poli
Managing Director: Vittorio Mincato
Directors: Mario Giuseppe Cattaneo, Alberto Clô,
Renzo Costi, Dario Fruscio, Guglielmo Moscato, Mario Resca

General Manager — Agip Division for Hydrocarbon
Exploration and Production (2)
Stefano Cao

General Manager — Gas & Power Division (3)
Luciano Sgubini
Board of Statutory Auditors (4)
Chairman: Andrea Monorchio
Statutory Auditors: Luigi Biscozzi, Paolo Andrea Colombo,
Filippo Duodo, Riccardo Perotta
Alternate Auditors: Fernando Carpentieri, Giorgio Silva

Magistrate of the Court of Accounts Delegate Inspector
Nicola Soria (5)
Alternate: Michael Sciascia (6)

External Auditors (7)
PricewaterhouseCoopers SpA

(1)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period, expiring at the date of approval of the financial statements for the 2004 financial year

(2)	Appointed by the Board of Directors on November 14, 2000

(3)	Appointed by the Board of Directors on January 30, 2002

(4)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period, expiring at the date of approval of the financial statements for the 2004 financial year. The Chairman, Mr. Andrea Monorchio, was appointed by a Decree of the Minister of Economy and Finance in agreement with the Minister for Producing Activities on May 29, 2002, as per article 6.2.d of Eni’s By-laws

(5)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on July 19-20-21, 1999

(6)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on November 13-14, 1999

(7)	Position assigned by the Shareholders’ Meeting on June 1, 2001 for a three-year period

September 18, 2002

Consolidated Income Statement
Consolidated Balance Sheet
Report of the Directors
Financial Review
Operating Review
Exploration and Production
Gas & Power
Refining and Marketing
Petrochemicals
Oilfield Services and Engineering
Research and Development
Other Information
Consolidated Accounts For The First Half of 2002
Balance Sheets
Statements of Income
Statements of Cash Flows
Accounting and Reporting Policies
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Report of Independent Auditors

This report was approved by the Board of Directors on September 18, 2002 and was presented to the Board of Statutory Auditors and Independent Auditors.

REPORT ON THE

FIRST HALF

OF 2002

CONTENTS

Report of the Directors
Financial Review	4
Operating Review
- Exploration and Production	16
- Gas & Power	21
- Refining and Marketing	28
- Petrochemicals	32
- Oil field Services and Engineering	35
Research and Development	38
Other Information	39
Consolidated Accounts for the First Half of 2002
Balance Sheets	46
Statements of Income	47
Statements of Cash Flows	48
Accounting and Reporting Policies	51
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	52
Report of Independent Auditors	84

Eni means Eni SpA and its consolidated subsidiaries

HIGHLIGHTS

• In the first half of 2002 Eni recorded net income of euro 2,261 million. Before non-recurring items (euro 211 million) and before the attribution of net income of Snam Rete Gas to minorities (euro 199 million), Eni’s net income decreased by 14.7% over the first half of 2001 (euro 2,671 million as compared to euro 3,133 million) due mainly to a weak energy scenario with a sharp decline in international oil prices (oil down 11.8%, natural gas down 19.7%) and refining margins (Brent margin declined by 79%) over the first half of 2001, whose effects were offset in part by higher volumes sold and efficiency improvement actions. After non-recurring items and the attribution of net income of Snam Rete Gas to minorities, Eni’s net income decreased by euro 1,276 million compared to the first half of 2001, down 36.1%

• Daily hydrocarbon production reached the record level of 1,455,000 boe (up 6.5% over the first half of 2001), despite the production cuts decided by OPEC, due to increased production in established and newly acquired areas and the start-up of relevant projects. Portfolio rationalization continued and was aimed at concentrating assets in areas with significant growth potential and where Eni is operator

• In the Kazakh offshore of the North Caspian Sea, performed and ongoing appraisal operations have been confirming the importance of the Kashagan oil field, where Eni is single operator with a 16.67% interest. Recoverable reserves are in the range of 7 to 9 billion barrels on the basis of updated estimates, which makes Kashagan the largest oil discovery in the past 30 years

• Eni and EnBW (the third German operator in electricity) have agreed to acquire a 95.62% interest in GVS, the fourth operator in the German gas market, transporting and marketing about 8 billion cubic meters of gas per year. Eni’s expenditure amounts to euro 344 million. With this transaction, Eni enters the German natural gas market and consolidates its leading role in Europe

• The laying of the second and last line of the Blue Stream underwater gasline has been completed. It will transport natural gas (16 billion cubic meters per year when fully operational) from Russia to be sold jointly by Eni and Gazprom on the Turkish market. Testing is scheduled to be completed by the end of 2002 so that the gasline will start operations by that date

• Eni and the Portuguese Galp Energia (in which Eni holds a 33.34% interest) bought in equal shares the whole distribution network of TotalFinaElf in Spain, made up of 186 service stations and logistic assets. The agreement, which also includes the sale by Eni of 195 service stations in Italy and by Galp Energia of 111 service stations in Portugal to TotalFinaElf, is part of Eni’s selective development outside Italy and rationalization of presence in Italy in downstream activities

MAIN FINANCIAL DATA

				(million €)

		First half	First half	%
2001 (1)		2001(1)	2002	Change

49,272	Net sales from operations	26,018	23,904	(8.1)
10,313	Operating income	6,119	4,575	(25.2)
7,751	Net income	3,537	2,261	(36.1)
8,084	Net cash flow from operating activities	6,671	7,268	9.0
6,606	Capital expenditure	2,977	3,460	16.2
4,664	Financial investments	4,393	218	(95)
29,189	Shareholders' equity including minority interest	26,449	26,861	1.6
10,104	Net borrowings	9,105	8,486	(6.8)
39,293	Net capital employed	35,554	35,347	(0.6)

(1)	In order to allow a homogeneous comparison, Eni’s reclassified consolidated accounts at December 31, 2001 and June 30, 2001 have been restated by assuming from January 1, 2001 the consolidation of Polimeri Europa Srl, which in 2001 financial statements had been accounted for with the equity method in view of its planned sale.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first half of the year cannot be extrapolated for the full year.

MAIN OPERATING DATA

		First half	First half	%
2001		2001	2002	Change

1,369	Daily production of hydrocarbons (thousand boe)	1,366	1,455	6.5
58.89	Sales of natural gas in primary distribution in Italy (billion cubic meters)	31.61	29.39	(7.0)
3.01	Sales of natural gas in primary distribution in Europe destined to Italy (billion cubic meters)	0.83	3.76	353.01
0.06	Sales of natural gas in primary distribution on European markets (billion cubic meters)	0.03	0.11	266.67
3.91	Sales of natural gas in secondary distribution outside Italy (billion cubic meters)	2.00	1.94	(3.0)
11.41	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	4.87	9.34	91.8
4,987	Electricity production sold (gigawatthour)	2,658	2,605	(2.0)
37.78	Refined products available from processing (million tonnes)	18.21	17.60	(3.3)
97	Utilization rate of standard capacity of owned refineries (%)	93	92	(1.1)
53.24	Sales of refined products (million tonnes)	25.85	25.64	(0.8)
11,707	Service stations (number at period-end)	12,221	11,454	(6.3)
9,630	Petrochemical production (thousand tonnes)	5,059	4,919	(2.8)
6,179	Petrochemical sales (thousand tonnes)	3,209	3,358	4.6
3,716	Orders acquired in the Oilfield Services and Engineering segment (million euro)	1,955	3,171	62.2
6,937	Oilfield Services and Engineering order backlog (million euro at period-end)	7,273	8,119	11.6
72,405	Employees (number at period-end)	73,214	72,902	(0.4)

MAIN MARKET INDICATORS

		First half	First half	%
2001		2001	2002	Change

24.46	Average price of Brent dated crude oil (1)	26.59	23.09	(13.2)
1.97	Average European refining margins (2)	2.24	0.47	(79.0)
0.896	Average euro/USD exchange rate	0.898	0.898	0.0
4.3	Euribor - Three-month euro (3)	4.7	3.4	(27.7)

(1)	In USD/barrel. Source: Platt’s Oilgram.

(2)	In USD/barrel FOB Mediterranean market, Brent crude, lead free gasoline. Eni calculations based on Platt’s Oilgram data.

(3)	Percentage.

Financial Review

INCOME STATEMENT

				(million €)

		First half	First half	%
2001		2001	2002	Change

49,272	Net sales from operations	26,018	23,904	(8.1)
921	Other income and revenues	382	535	40.1
(35,037)	Operating expenses	(18,021)	(17,323)	(3.9)
15,156	Gross operating margin	8,379	7,116	(15.1)
(4,843)	Depreciation, amortization and writedowns	(2,260)	(2,541)	12.4
10,313	Operating income	6,119	4,575	(25.2)
(295)	Net financial expense	(180)	(81)	(55.0)
(7)	Net income (expense) from investments	11	50	354.5
10,011	Income before extraordinary income (expense) and income taxes	5,950	4,544	(23.6)
1,737	Net extraordinary income (expense)	430	(93)	..
11,748	Income before income taxes	6,380	4,451	(30.2)
(3,529)	Income taxes	(2,745)	(1,822)	(33.6)
8,219	Income before minority interest	3,635	2,629	(27.7)
(468)	Minority interest	(98)	(368)	275.5
7,751	Net income	3,537	2,261	(36.1)
1,994	Non-recurring items	404	(211)	—
5,757	“Adjusted” net income	3,133	2,472	(21.1)

Net income for the first half of 2002 amounted to euro 2,261 million, with an euro 1,276 million decrease over the first half of 2001, down 36.1%, due to: (i) a decline in operating income (euro 1,544 million, down 25.2%) related in particular to lower international oil prices (oil down 11.8%; natural gas down 19.7%) and a sharp decline in refining margins (Brent margin declined by 79%); (ii) the negative change in the balance of net extraordinary expense/income (euro 523 million) due to lower gains on the sale of assets (euro 829 million), offset in part by lower restructuring charges recorded in the first half of 2002, mainly in the Petrochemical segment; (iii) the attribution of net income of Snam Rete Gas to minorities following its public offering of December 2001 (euro 199 million). These negative changes were offset in part by lower income taxes (euro 923 million, down 33.6%), due mainly to lower income before taxes.

Net income before non-recurring items (euro 211 million) and before the attribution of net income of Snam Rete Gas to minorities (euro 199 million) decreased by 14.7% (euro 2,671 million as compared to euro 3,133 million of the first half of 2001).

SEASONALITY

Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand of which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months.

Eni’s operating income for the first half of 2002 totaled euro 4,575 million, a decrease of euro 1,544 million over the first half of 2001, down 25.2%, due mainly to:

-	a decrease in operating income recorded by the Exploration and Production division (euro 970 million, down 27.8%) related to lower international oil prices (oil down 11.8%; natural gas down 19.7%) and lower natural gas production sold in Italy (9.3 million boe, down 18.8%) mainly due to lower withdrawals from storage, as well as higher asset impairment (euro 78 million). These negative factors were partly offset by increased hydrocarbon production sold outside Italy (15 million boe, up 8.1%) and increased oil production sold in Italy (3.1 million barrels, up 26.3%) and gains on disposal of assets (euro 42 million);

-	a decrease in operating income recorded by the Refining and Marketing segment (euro 544 million, down 81.7%) mainly due to a sharp decline in refining margins (Brent margin was down 79%), which bottomed at a ten-year low, offset in part by higher income from marketing activities related to higher commercial margins in European markets and in Brazil, offset in part by the effects of sales/closures of service stations in Italy.

Daily hydrocarbon production amounted to 1,455,000 boe (oil and condensates 919,000 barrels; natural gas 536,000 boe) increasing by 89,000 boe, up 6.5%, despite the 34,000 boe effect of production cuts decided by OPEC. The production increase was due to: (i) start-up of new fields mainly in Algeria, Congo, Angola, Nigeria, Italy, the United States, Iran and Pakistan; (ii) production increases registered mainly in the United Kingdom, Algeria and the United States. These increases were partly offset by declines of mature gas fields in Italy. The share of production outside Italy remained at 78%.

In the first half of 2002, streamlining continued and allowed cost savings amounting to euro 230 million, which offset salary increases and the effects of inflation.

NET SALES FROM OPERATIONS

				(million €)

		First half	First half	%
2001		2001	2002	Change

13,960	Exploration and Production	7,317	6,282	(14.1)
16,098	Gas & Power (1)	8,796	8,434	(4.1)
22,083	Refining and Marketing	11,585	10,433	(9.9)
5,108	Petrochemicals	2,872	2,403	(16.3)
3,114	Oilfield Services and Engineering	1,235	1,934	56.6
695	Other activities	321	462	43.9
(11,786)	Consolidation adjustment	(6,108)	(6,044)	(1.0)

49,272		26,018	23,904	(8.1)

(1)	Effective from 2002, Eni’s new Gas & Power division is responsible for Eni’s natural gas and power generation activities. In the past the results of operations of Natural Gas and Power Generation segments were reported separately.

Eni’s net sales from operations (revenues) for the first half of 2002 amounted to euro 23,904 million, representing a euro 2,114 million decrease over the first half of 2001, down 8.1%, due mainly to lower international oil prices and lower prices for main downstream products. These negative factors were offset in part by an increase in oil production sold and higher activity levels in the Oilfield Services and Engineering segment.

Revenues generated by the Exploration and Production division (euro 6,282 million) declined by euro 1,035 million, down 14.1%, due essentially to lower international oil prices (oil down 11.8%; natural gas down 19.7%), lower natural gas production sold in Italy (9.3 million boe, down 18.8% due mainly to lower withdrawals from storage) and lower volumes of purchased hydrocarbons marketed (21.6 million boe) due mainly to the transfer of the natural gas trading activity to the Gas & Power division. These negative factors were partially offset by higher hydrocarbon production sold outside Italy (15 million boe, up 8.1%) and increased oil production sold in Italy (3.1 million barrels, up 26.3%).

Revenues generated by the Gas & Power division (euro 8,434 million) declined by euro 362 million, down 4.1%, due essentially to lower prices for natural gas, also related to the change in the sale mix, whose effects were partially offset by the transfer of the natural gas trading activity from the Exploration and Production division.

Revenues generated by the Refining and Marketing segment (euro 10,433 million) declined by euro 1,152 million, down 9.9%, essentially due to lower prices for petroleum products (the retail prices of gasoline and diesel fuel were down 16.3% and 14%, respectively) and to reduced sales volumes on both the retail and wholesale markets in Italy (390,000 tonnes, down 3.5%), due primarily to closures/sales of service stations.

Revenues generated by the Petrochemical segment (euro 2,403 million) decreased by euro 469 million, down 16.3%, due mainly to the 18% fall in the average sales prices of products, partially offset by higher sales (up 3.4%).

Revenues from the Oilfield Services and Engineering segment (euro 1,934 million) increased by euro 699 million, up 56.6%, due to an increase in the level of activity, in particular in oilfield services.

OPERATING EXPENSES

				(million €)

		First half	First half	%
2001		2001	2002	Change

32,110	Purchases, services and other	16,532	15,857	(4.1)
2,927	Payroll and related costs	1,489	1,466	(1.5)

35,037		18,021	17,323	(3.9)

Operating expenses for the first half of 2002 (euro 17,323 million) decreased by euro 698 million compared to the first half of 2001, down 3.9%, essentially due to: (i) lower supply costs for natural gas and oil-based and petrochemical feedstocks; (ii) cost reductions resulting from streamlining and increased efficiency, which offset almost entirely the increase due to salary rises and inflation. These decreases were partially offset by higher activity levels in the Oilfield Services and Engineering segment.

Payroll and related costs (euro 1,466 million) decreased by euro 23 million, down 1.5%, mainly due to the decline in the number of employees in Italy resulting from the streamlining initiatives undertaken, whose effects were partially offset by an increase in unit labor costs in Italy.

As of June 30, 2002, employees were 72,902, with an increase of 497 employees over December 31, 2001, due to a 648 unit increase outside Italy offset in part by a 151 employee decline in Italy related to streamlining actions. The increase outside Italy was due mainly to new hiring on a fixed term base in oilfield services.

EMPLOYEES

		(number)

	Dec. 31, 2001	June 30, 2002

Exploration and Production	7,533	7,690
Gas & Power	14,286	13,535
Refining and Marketing	15,172	14,690
Petrochemicals	12,479	12,414
Oilfield Services and Engineering	18,632	19,834
Other Activities	4,303	4,739

	72,405	72,902

DEPRECIATION, AMORTIZATION AND WRITEDOWNS

				(million €)

		First half	First half	%
2001		2001	2002	Change

3,163	Exploration and Production	1,538	1,743	13.3
500	Gas & Power	210	191	(9.0)
508	Refining and Marketing	238	251	5.5
323	Petrochemicals	164	90	(45.1)
203	Oilfield Services and Engineering	85	134	57.6
46	Other activities	18	27	50.0

4,743	Total depreciation and amortization	2,253	2,436	8.1

100	Writedowns	7	105	—

4,843		2,260	2,541	12.4

Depreciation, amortization and writedown charges in the first half of 2002 (euro 2,541 million) increased by euro 281 million, up 12.4% over the first half of 2001, due to the increases registered in the Exploration and Production division (euro 205 million), resulting from increased production and higher exploration activity (euro 53 million), and in the Oilfield Services and Engineering segment (euro 49 million) resulting from the entry into operation of new investments. These increases were partly offset by lower depreciation and amortization charges in the Petrochemical segment (euro 74 million) following plant writedowns recorded in 2001 financial statements.

Writedowns (euro 105 million) concerned essentially proved and unproved properties (euro 85 million) and assets in natural gas secondary distribution in Argentina (euro 17 million) related to their decreased profitability prospects.

OPERATING INCOME

				(million €)

		First half	First half	%
2001		2001	2002	Change

5,984	Exploration and Production (1)	3,485	2,515	(27.8)
3,672	Gas & Power (1)	2,062	2,003	(2.9)
985	Refining and Marketing	666	122	(81.7)
(415)	Petrochemicals	(96)	(141)	46.9
255	Oilfield Services and Engineering	90	159	76.7
(168)	Other activities	(88)	(83)	(5.7)

10,313	Operating income	6,119	4,575	(25.2)

(169)	Non-recurring items	41	(28)	—
10,482	“Adjusted” net income	6,078	4,603	(24.3)

(1)	Operating income of the first half of 2002 prudentially reflects the euro 62 million effect of the reduction in natural gas storage and modulation tariffs following decision No. 49 of the Authority for Electricity and Gas of March 26, 2002. Eni filed an appeal against this decision with the Regional Administrative Court of Lombardia. Pending the result of this appeal, Eni did not record the effects of the new tariff regime on the operating income of the Exploration and Production and Gas & Power divisions. These effects amounted to a euro 202 million decrease on operating income of the Exploration and Production division which delivers storage and modulation services and to a euro 202 million increase on operating income of the Gas & Power division which purchases said services.

Exploration and Production Operating income for the first half of 2002 totaled euro 2,515 million, representing a euro 970 million decrease over the corresponding period of 2001, down 27.8%, due mainly to: (i) lower international oil prices (oil down 11.8%; natural gas down 19.7%) related to the unfavorable energy environment; (ii) lower natural gas production sold in Italy (9.3 million boe, down 18.8%) due mainly to lower withdrawals from storage; (iii) higher writedowns of mineral assets (euro 78 million); (iv) a decrease in storage and modulation tariffs due to the effects of decision No. 49/02 of the Authority for Electricity and Gas (euro 62 million); (v) higher exploration costs (euro 53 million). These negative factors were offset in part by: (i) increased hydrocarbon production sold outside Italy (15 million boe, up 8.1%) and increased oil production sold in Italy (3.1 million barrels, up 26.3%); (ii) cost reductions related to synergies deriving from the integration of purchased companies and streamlining; (iii) gains on disposal of assets (euro 42 million).

Gas & Power Operating income in the first half of 2002 amounted to euro 2,003 million, a euro 59 million decrease over the first half of 2001, down 2.9%, due mainly to: (i) the negative effect of the change in the sale mix in primary distribution related to the higher share of sales in Europe destined to Italy; (ii) the payment of a new environmental tax (euro 32 million) established by the Sicilia Region with Regional Law No. 2 of March 26, 2002 (see: Operating Review — Gas & Power division); (iii) asset impairment in natural gas secondary distribution in Argentina (euro 17 million). These negative factors were offset in part by: (i) higher margins in secondary distribution related to higher tariffs and the positive effect for 2001 (euro 72 million) of early estimates of the impact of the application of decision No. 122/02 of the Authority for Electricity and Gas (see: Operating Review — Gas & Power division); (ii) lower costs related to streamlining, in particular in transport activities in Italy, which were partly offset by salary increases and inflation.

Refining and Marketing Operating income in the first half of 2002 amounted to euro 122 million, a euro 544 million decrease over the first half of 2001, down 81.7%, due mainly to: (i) the unfavorable refining scenario (Brent margin was down 79%), related to weak demand and high stocks of refined products worldwide, as well as to lower margins on continent-based refineries following a reduction in Fob/Cif differentials; (ii) the fact that in the first half of 2001 the effect of a decrease in stocks (valued at Lifo) was recorded for euro 48 million; (iii) higher costs in maintenance of refineries, related to the early performance of planned maintenance due to the especially negative refining scenario of the second quarter of 2002; (iv) lower volumes sold in retail and wholesale markets in Italy due in particular to sales/closures of service stations (for a total of 846 units from June 30, 2001). These negative factors were offset in part by: (i) higher results in distribution due to the increase in commercial margins on European markets; (ii) increased results in LPG, mainly in Brazil, and lubricants activities; (iii) lower costs related to streamlining, offset in part by salary increases and inflation.

Petrochemicals Operating losses amounted to euro 141 million, an increase of euro 45 million over the corresponding period of 2001, up 46.9%, due to lower margins of products especially in the first quarter, reflecting a sharp decline in selling prices (an average decrease of 18%) as compared to a smaller decrease in oil-based feedstocks costs. These factors were offset in part by lower depreciation and amortization charges (euro 74 million) following plant writedowns recorded in 2001 and the positive effects of the price increase of the second quarter on the evaluation of stocks (euro 28 million).

Oilfield Services and Engineering Operating income for the first half of 2002 totaled euro 159 million. Oilfield services activities registered an operating income of euro 175 million with an euro 83 million increase, up 90.2%, due primarily to the Blue Stream contract and to the results obtained in the Onshore construction area, especially following increases in activity in the Far East, West Africa and Saudi Arabia, as well as the start-up of an important project in Algeria, whose positive effects were offset in part by the lower profitability of a number of contracts in the Offshore and Onshore drilling areas. Engineering activities recorded an operating loss of euro 16 million, due primarily to the euro 18 million provision to a reserve for litigation.

Other Activities This area includes overhead costs of Eni’s corporate and financial subsidiaries as well as the operating results of insurance businesses, real estate, information technology and administrative services and those of Tecnomare SpA, Eurosolare SpA and EniTecnologie SpA. Operating losses amounted to euro 83 million (a euro 5 million decrease over the first half of 2001).

NET FINANCIAL EXPENSE

In the first half of 2002 net financial expense (euro 81 million) decreased by euro 99 million over the first half of 2001, due mainly to lower interest rates on European markets (Euribor down 1.3 points) and lower average net borrowings for about euro 760 million.

NET INCOME FROM INVESTMENTS

Net income from investments in the first half of 2002 amounted to euro 50 million, as compared to a net income of euro 11 million in the first half of 2001 and represented the balance between income for euro 128 million and expense of euro 78 million. Income from investment concerned mainly: (i) Eni’s share of income on investments accounted for with the equity method (euro 76 million) in particular in the Gas & Power (euro 51 million), Refining and Marketing (euro 20 million) and Oilfield Services and Engineering (euro 5 million) segments; (ii) dividends from investments accounted for at cost (euro 31 million). Expense on investments was primarily due to Eni’s share of losses on investments accounted for with the equity method and at cost, in particular Inversora de Gas del Centro SA and Distribuidora de Gas del Centro SA (euro 28 million), Galp Energia SGPS SA (euro 19 million) and Blu SpA (euro 25 million).

NET EXTRA ORDINARY INCOME (EXPENSE)

			(million €)

		First half	First half
2001		2001	2002

3,473	Gains on disposals	877	48
173	Other extraordinary income	134	39

3,646	Extraordinary income	1,011	87

	Restructuring costs:
(885)	provisions for risks and contingencies	(369)	(85)
(237)	cost of redundancy incentives	(112)	(44)
(607)	asset writedowns and losses on disposals	(75)	(38)

(1,729)		(556)	(167)

(180)	Other extraordinary expense	(25)	(13)

(1,909)	Extraordinary expense	(581)	(180)

1,737		430	(93)

Gains on disposals related to the sale of investments, businesses and fixed assets as a result of restructuring activities. In particular, gains on disposal in the first half of 2002 amounting to euro 48 million concerned mainly the sale of service stations in Italy (euro 24 million) and minor assets and investments (euro 24 million).

Provisions for risks and contingencies of euro 85 million related mainly the reserve for environmental risks in the Refining and Marketing (euro 26 million) and Petrochemical (euro 26 million) segments.

Redundancy incentives of euro 44 million concerned primarily the Refining and Marketing segment (euro 20 million), the Gas & Power division (euro 13 million) and the Petrochemical segment (euro 4 million). Writedowns for euro 38 million concerned essentially assets of the Priolo refinery.

NON-RECURRING ITEMS

			(million €)

		First half	First half
2001		2001	2002

(100)	Writedowns	(7)	(105)
	Environmental tax of the Sicilia Region		(32)
	Other		(17)
	Balance of storage tariffs for year 2001		(16)
	Balance of secondary distribution tariffs for year 2001		72
	Gains on disposal		42
(69)	Positive (negative) effect of stock evaluation	48	28

(169)	Non-recurring items in operating income	41	(28)

	of which:
(88)	Exploration and Production	(7)	(59)
(3)	Gas & Power		5
22	Refining and Marketing	48	(1)
(100)	Petrochemicals		28
	Other segments		(1)
(82)	Non-recurring expense on investments		(13)
1,737	Net extraordinary (expense) income	430	(93)

1,486	Non-recurring items before taxes	471	(134)

	Adjustment of reserve for deferred tax liabilities due to change in tax regime in UK		(215)
	Release of reserve for anticipated amortization as per Law 498/2001		93
508	Taxes (estimated)	(67)	45

1,994	Non-recurring items after taxes	404	(211)

Writedowns (euro 105 million) concerned mainly mineral assets (euro 85 million) and assets in secondary distribution of natural gas in Argentina (euro 17 million). Gains on disposals concerned the sale of mineral assets in the Exploration and Production division. The positive effects of stock revaluations concerned the effects of price increases on the revaluation of stocks in the second quarter in the Petrochemical segment. Income taxes concerned the estimated tax benefit of all non-recurring items.

INCOME TAXES

Income taxes (euro 1,822 million) decreased by euro 923 million over the first half of 2001, due mainly to a euro 1,929 million decline in income before taxes, the positive effect of the application of Law 342/00 and the net effect of the release of the reserve for anticipated amortization as per Law 498/01; these positive effects were offset in part by the adjustment of the reserve for deferred tax liabilities due to the 10 percentage point increase in corporate taxes (from 30 to 40%) in the United Kingdom.

MINORITY INTERESTS

Minority interests (euro 368 million) increased by euro 270 million over the first half of 2001, due to the attribution of net income of Snam Rete Gas SpA to minorities (euro 199 million) and higher net income earned by Saipem SpA and Italgas SpA.

CONSOLIDATED BALANCE SHEET

				(million €)

June 30, 2001		Dec. 31, 2001	June 30, 2002	Change

	Non-current assets
34,778	Fixed assets	33,851	32,903	(948)
3,593	Intangible assets	2,850	2,501	(349)
2,710	Investments	2,740	2,610	(130)
1,373	Accounts receivable financing and securities related to operations	1,630	1,594	(36)
(878)	Net accounts payable in relation to investments	(657)	(873)	(216)

41,576		40,414	38,735	(1,679)

(5,527)	Net working capital	(635)	(2,897)	(2,262)
(495)	Reserve for employee termination indemnities	(486)	(491)	(5)

35,554	Net capital employed	39,293	35,347	(3,946)

24,745	Shareholders' equity (1)	27,483	25,035	(2,448)
1,704	Minority interests	1,706	1,826	120
9,105	Net borrowings	10,104	8,486	(1,618)

35,554	Total liabilities and shareholders' equity	39,293	35,347	(3,946)

(1)	In the reclassified balance sheet, the purchase cost of 169,450,490 own shares held at June 30, 2002 is recorded as a decrease of net equity.

At June 30, 2002, net capital employed totaled euro 35,347 million, representing a decrease of euro 3,946 million over December 31, 2001, due mainly to: (i) a decrease (euro 2,262 million) of net working capital mainly related to the seasonality factors that determine revenue generation in the Gas & Power division; (ii) a decrease in non-current assets (euro 1,680 million) due to exchange rate differences resulting from the appreciation of the euro over other main currencies at June 30, 2002 as compared to December 31, 2001, whose effects were offset in part by new capital expenditure for the first half, net of amortization and depreciation charges. The share of the Exploration and Production and Gas & Power divisions on Eni’ net capital employed was 79.2% (79.0% as of December 31, 2001). The debt to equity ratio declined from 0.34 at December 31, 2001 to 0.32.

Net fixed assets (euro 32,903 million) were primarily related to the Exploration and Production (60.5%), Gas & Power (19.7%), and Refining and Marketing (9.8%) segments. Provisions for depreciation, amortization and writedowns (euro 38,353 million) represented 53.8% of gross fixed assets (53.2% at December 31, 2001).

Investments in unconsolidated subsidiaries and affiliates (euro 2,610 million) consisted primarily of 33.34% of Galp Energia SGPS SA (euro 726 million), 50% of Blue Stream Pipeline Company BV (euro 189 million), 49% of Greek natural gas secondary distribution companies EPA Thessaloniki and Thessaly (euro 191 million), 10.4% of Nigeria LNG Ltd (euro 115 million), 35% of Albacom SpA (euro 108 million), 50% of Transmediterranean Pipeline Co Ltd (euro 98 million), 49% of Superoctanos CA (euro 89 million), 49% of Azienda Energia e Servizi SpA (euro 84 million) and 50% of Raffineria di Milazzo SpA (euro 83 million).

Accounts receivable financing and securities related to operations (euro 1,594 million) were made up primarily by loans made by Eni’s financial subsidiaries on behalf of Eni’s operating subsidiaries, in particular by companies in the Exploration and Production segment (euro 717 million) and in the Gas & Power segment (euro 725 million).

NET WORKING CAPITAL

				(million €)

June 30, 2001		Dec. 31, 2001	June 30, 2002	Change

3,458	Inventories	3,014	2,989	(25)
7,658	Trade accounts receivable	9,346	7,675	(1,671)
(4,746)	Trade accounts payable	(5,081)	(4,809)	272
(7,498)	Tax liabilities	(4,173)	(4,619)	(446)
(4,989)	Reserve for contingencies (1)	(5,377)	(5,375)	2
590	Other operating assets and liabilities (2)	1,636	1,242	(394)

(5,527)		(635)	(2,897)	(2,262)

(1)	Include, among other things, the reserve for site restoration and abandonment for euro 1,914 million (euro 1,963 million at December 31, 2001), the environmental risk reserve for euro 895 million (euro 804 million at December 31, 2001) and the loss adjustment and actuarial reserve for euro 569 million (euro 535 million at December 31, 2001).

(2)	Include accounts receivable financing and securities related to operations for euro 891 million (euro 944 million at December 31, 2001) and securities covering technical reserves of insurance companies for euro 435 million (euro 436 million at December 31, 2001).

NET BORROWINGS

Net borrowings amounted to euro 8,486 million, an euro 1,618 million decrease over December 31, 2001, of which euro 959 million related to the appreciation of the euro over other main currencies.

				(million €)

June 30, 2001		Dec. 31, 2001	June 30, 2002	Change

13,314	Debts and bonds	12,819	11,888	(931)
(2,048)	Cash	(1,360)	(1,429)	(69)
(1,789)	Securities not related to operations	(1,252)	(1,187)	65
(319)	Non operating financing receivable	(74)	(768)	(694)
(53)	Other items (net)	(29)	(18)	11

9,105		10,104	8,486	(1,618)

Debts and bonds amounted to euro 11,888 million, of which 6,222 were short-term (including the share of long-term debts due within twelve months for euro 909 million) and 5,666 were medium and long-term.

Non operating financing receivables at June 30, 2002 (euro 768 million) include a deposit of euro 527 million made by Saipem SpA as a guarantee for the purchase of French company Bouygues Offshore.

RECLASSIFIED CASH FLOW STATEMENT
AND CHANGE IN NET BORROWINGS

			(million €)

		First half	First half
2001		2001	2002

8,220	Net income before minority interest	3,635	2,629
	Adjustments to reconcile to cash generated from operating income
	before changes in working capital:
4,841	amortization and depreciation and other non monetary items	1,998	2,509
(170)	net gains on disposals of assets	(143)	(56)
2,164	dividends, interest, extraordinary income (expense) and income taxes	2,559	1,966
15,055	Cash generated from operating income before changes in working capital	8,049	7,048
(206)	Changes in working capital related to operations	1,852	1,265
	Dividends received, taxes paid, interest and extraordinary income/expense
(6,765)	(paid) received during the year	(3,230)	(1,045)
8,084	Net cash flow from operating activities	6,671	7,268
(6,606)	Capital expenditure	(2,977)	(3,460)
(3,082)	Financial investments	(2,894)	(207)
2,114	Disposals	1,877	318
(40)	Other investments and divestments	97	(81)
470	Free cash flow	2,774	3,838
994	Borrowings (repayment) of debt related to financing activities	305	(655)
(490)	Changes in short and long-term financial accounts payable	(197)	227
(950)	Dividends paid and changes in minority interests and reserves	(2,180)	(3,244)
38	Effect of change in consolidation area and exchange differences	49	(42)
62	NET CASH FLOW FOR THE PERIOD	751	124
470	Free cash flow	2,774	3,838
(1,582)	Net borrowings changes through acquisitions	(1,499)	(11)
185	Net borrowings changes through disposals	63	1
(312)	Exchange differences on net borrowings and other changes	(348)	1,035
(950)	Dividends paid and changes in minority interests and reserves	(2,180)	(3,244)

(2,189)	CHANGE IN NET BORROWINGS	(1,190)	1,618

Net cash provided by operating activities (euro 7,268 million) and disposals (euro 319 million) enabled Eni to cover all the financial requirements related to capital expenditures and financial investments (euro 3,678 million) the payment of dividends for year 2001 (euro 3,033 million, of which euro 2,876 relating to dividends paid by Eni SpA), the buy-back of own shares (euro 234 million) and to decrease net borrowings by euro 1,618 million.

Income before minority interests has been adjusted by euro 2,509 million to take into account primarily depreciation and amortization (euro 2,437 million), writedowns of tangible and intangible assets and investments (euro 58 million) and an increase in the reserve for contingencies (euro 14 million).

Adjustments for dividends, interest, extraordinary income/expense and income taxes (euro 1,966 million) concerned income taxes (euro 1,822 million), net financial expense (euro 81 million) and net extraordinary expense (euro 93 million).

The decrease in net working capital (euro 1,265 million) was mainly due to the decrease in trade accounts receivable and other (euro 979 million) and an increase in trade accounts payable and other (euro 104 million).

The decrease in trade accounts receivable and other was mainly due to the seasonal factors that determine revenue generation in the Gas & Power division.

Dividends received, interest, extraordinary income (expense) and income taxes paid during the period (euro 1,045 million) concerned primarily the payment of income taxes for euro 945 million.

CAPITAL EXPENDITURE

				(million €)

		First half	First half	%
2001		2001	2002	Change

4,276	Exploration and Production	1,851	2,563	38.5
1,065	Gas & Power	570	446	(21.8)
496	Refining and Marketing	167	204	22.2
390	Petrochemicals	230	120	(47.8)
304	Oilfield Services and Engineering	128	111	(13.3)
75	Other activities	31	16	(48.4)
6,606	Capital expenditure (1)	2,977	3,460	16.2
4,664	Financial investments	4,393	218	(95.0)

11,270		7,370	3,678	(50.1)

(1)	Does not include R&D costs whose effects are limited to one year amounting to euro 190, 92 and 79 million in 2001, the first half of 2001 and the first half of 2002, respectively.

Capital expenditure amounted to euro 3,460 million (net of related recognized grants of euro 28 million). Of these, approximately 87% related to the Exploration and Production and Gas & Power divisions, while 74% of the total was directed outside Italy. Information on capital expenditure made in the first half of 2002 is included in the operating review.

Financial investments amounted to euro 218 million (including net borrowings assumed for euro 11 million) and referred in particular to: (i) the acquisition of a 50% interest in European Marine Contractors (euro 122 million) and the acquisition of a 50% interest in SaiClo Luxembourg (euro 23 million) in the Oilfield Services and Engineering segment; (ii) in the secondary distribution of natural gas the acquisition of a 46.2% interest in Ages SpA (euro 42 million), the municipal company serving the city of Pisa.

Disposals (euro 319 million) concerned: (i) the sale of mineral assets (euro 200 million) in the Exploration and Production segment; (ii) the sale of service stations in the Refining and Marketing segment (euro 25 million); (iii) the sale of minor assets and investments (euro 94 million).

Cash flow generated by shareholders’ equity (euro 3,244 million) consisted primarily of dividend distribution for fiscal year 2001 carried out by Eni SpA for a total amount of euro 2,876 million, the purchase own shares for euro 234 million, dividends distributed by Snam Rete Gas SpA (euro 74 million), Italgas SpA (euro 37 million) and Saipem SpA (euro 32 million).

EXPLORATION AND PRODUCTION

EXPLORATION AND DEVELOPMENT

As of June 30, 2002, Eni’s portfolio of mineral rights consisted of 1,236 exclusive or shared rights for exploration and development in 39 countries on five continents, for a total net acreage of 304,143 square kilometers (317,283 at December 31, 2001). Of these, 41,792 square kilometers concerned production and development (41,841 at December 31, 2001). In Italy, net acreage decreased by 1,180 square kilometers, due to releases, and it decreased outside Italy by 11,960 square kilometers, due primarily to releases and sale of mineral rights in Egypt, Guyana, Algeria, Iran, Tunisia, the United Kingdom and Qatar. Mineral rights were acquired in Brazil and Norway.

In the first half of 2002, three-dimensional seismic surveys were carried out over 5,490 square kilometers (2,818 of which represented Eni’s share), while standard seismic surveys totaled 3,069 kilometers (1,307 of which represented Eni’s share), the former decreasing by 47.6% net to Eni and the latter by 72.3% net to Eni over the first half of 2001. These decrease may be attributed to the completion of survey campaigns mainly in Brazil and Italy, in the former and latter case, respectively.

Exploration expenditure amounted to euro 421 million (of which 93% was directed outside Italy), representing a 13.8% increase over the first half of 2001. Outside Italy, exploration expenditure concerned mainly the United States, Kazakhstan, Egypt, Russia, Angola and Nigeria. Expenditure in Italy concerned primarily offshore areas in the northern Adriatic Sea and in the deep waters of the Sicily Channel and areas in northern-central Italy.

Expenditure for the acquisition of proved and unproved property amounted to euro 201 million and concerned mainly the purchase of a 2.39% interest in the Kashagan field and of a 5.6% interest in the Bayu Undan field (see: “Portfolio Rationalization”).

Expenditure for development and capital goods totaled euro 1,941 million, of which 89% outside Italy, increasing by 34.2%. Development expenditure outside Italy concerned fields in Nigeria, Kazakhstan, Iran, Angola, Venezuela, Libya and the United Kingdom. Development expenditure in Italy referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri.

Total capital expenditure in the first half of 2002 amounted to euro 2,563 million, increasing by euro 712 million over the first half of 2001, up 38.5%.

PRODUCTION

		First half	First half	%
2001		2001	2002	Change

308	Italy	304	313	3.0
317	North Africa	313	340	8.6
233	West Africa	233	238	2.1
288	North Sea	279	313	12.2
223	Rest of world	237	251	5.9
1,369	Daily production of hydrocarbons (thousand boe)	1,366	1,455	6.5
499.7	Production sold (million boe)	247.3	256.1	3.6

In the first half of 2002 daily hydrocarbon production amounted to 1,455,000 boe (oil and condensates 919,000 barrels, natural gas 536,000 boe) increasing by 89,000 boe, up 6.5%, despite the 34,000 boe effect of production cuts decided by OPEC. The production increase was due to: (i) start-up of new fields mainly in Algeria, Congo, Angola, Nigeria, Italy, the United States, Iran and Pakistan; (ii) production increases recorded mainly in the United Kingdom, Algeria and the United States. These increases were partly offset by declines of mature gas fields in Italy. The share of production outside Italy remained at 78%.

Daily production of oil and condensates (919,000 barrels) increased by 65,000 barrels, up 7.6%, due to increases registered outside Italy (68,000 barrels), in particular in: (i) Algeria, due to the start-up of the HBN (Eni’s interest 34.63%) and HBNS/BKNE (Eni’s interest 12.25%) fields; (ii) the United Kingdom, due to the full operation of the Elgin/Franklin fields (Eni’s interest 21.87%) and to the purchase of a 30% interest in the T-Block fields (Eni is operator with a 77.48% interest after the purchase) made in August 2001; (iii) in Congo due to the start-up of the Foukanda and Mwafi fields (Eni operator with a 65% interest) in the second half of 2001; (iv) in Egypt due to the production increase at the El Temsah concession (Eni’s share 25%) and (v) in Italy (18,000 barrels) due to the entry into operation of the Monte Alpi pipeline which transports oil produced in the Val d’Agri fields to Eni’s refinery in Taranto at the end of 2001. These increases were partly offset by a 21,000 barrels reduction outside Italy, in particular in Nigeria and Libya, due to production cuts decided by OPEC, as well as in Ecuador and China.

Daily production of natural gas (536,000 boe) increased by 24,000 boe, up 4.6%, due to the increases registered outside Italy (up 33,000 boe), in particular in the United Kingdom, the United States (in connection with the start-up of the King Kong/Yosemite field — Eni’s interest 50%), Pakistan and Croatia. These increases were offset in part by declines of mature fields in Italy (down 9,000 boe), in particular the Garibaldi/Agostino and Angela/Angelina fields.

Hydrocarbon production sold amounted to 256.1 million boe. The 7.2 million boe decrease over production was due to lower withdrawals as compared to allotted shares (underlifting1) outside Italy (3.7 million boe) and by natural gas production used for own consumption (3.5 million boe).

PORTFOLIO RATIONALIZATION

Within its portfolio rationalization program aimed at concentrating activities in areas with strong growth potential and where Eni is operator, Eni concluded the following agreements:

–	the purchase of a further 2.39% interest in the Kashagan project in Kazakhstan (Eni’s share after the purchase 16.67%). The project partners acquired a proportional share of the interests of BP and Statoil that left the project. This sale obtained the necessary authorization from the relevant authorities;

–	the sale to TotalFinaElf of Eni’s 25% interest in the Gorgoglione concession where the Tempa Rossa field is located, in Southern Italy. This purchase obtained the necessary authorization from the relevant authorities;

–	the sale to TotalFinaElf of Eni’s 45% interest in the Alkaliji oil field offshore Qatar (Eni’s only interest in this country) with daily production of 12,000 barrels net to Eni;

(1)	Agreements between partners regulate the right to withdraw proportional amounts of production in the period. Higher or lower volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

–	the purchase from British company Centrica of an 8.9% interest in the Liverpool Bay fields in the Irish Sea and the sale of Eni’s interests in the Armada Area (5.58%), Renee (17.26%), Rubie (4.78%) and Goldeneye (4.5%) fields, with a production of about 6,000 boe/day net to Eni, and associated exploration interests to Centrica. The swap deal foresees the payment of a cash balance to Centrica; evaluation of this balance is underway. The Liverpool Bay fields (Eni’s interest after the purchase 53.9%) started production in 1995 and currently produce approximately 110,000 boe/day (59,000 net to Eni). Always in the British section of the North Sea, Eni sold its interest in the Banff (12.4%), Hudson (19.5%) and Otter (19%) oil fields as well as associated interests in the Brent Pipeline System and Sullom Voe Terminal and exploration licenses to Dana Petroleum Ltd. This transaction is part of Eni’s rationalization process in the British section of the North Sea after the acquisition of British Borneo and Lasmo;

–	the purchase from KerrMcGee of a further 5.6% interest in the Bayu Undan natural gas and condensates field (Eni’s interest 12.32% after the purchase), presently under development, located in the Zoca 91-12 (Undan) and Zoca 91-13 (Bayu) concessions in the Cooperation Area between Australia and East Timor.

The sale transactions defined amounted to a total of euro 358 million (of which euro 200 million related to those finalized in the first half of 2002); the purchase transactions defined entailed expenditure amounting to euro 201 million.

MAIN EXPLORATION AND DEVELOPMENT PROJECTS

Italy A new gas discovery was made with the exploration well “Panda 1” drilled at water-depth of about 460 meters off the coast of Agrigento, in the south of Sicily. Eni is operator with a 37.5% interest. The well has confirmed the mineral potential of this new gas field; according to preliminary studies recoverable reserves2 could be around 9-12 billion cubic meters (equivalent to 57-76 million boe). A second exploration well will be drilled in the second half of 2002. In this area other structures have already been identified which could contain hydrocarbon reserves.

North Africa In Algeria, the fourth oil treatment line in the Hassi Berkine South oil center in the Algerian desert (HBNS, Eni interest 12.25%) has started operations bringing production to 285,000 barrels of oil per day.

In Libya, within the joint development of the natural gas, oil and condensates Wafa field and of structure C in the NC-41 permit, two contracts were awarded: (i) an EPC contract to the JVC Technimont-Sofregaz consortium for the design and construction of plants for hydrocarbon treatment near Wafa (this contract amounts to euro 1.2 billion); (ii) a turnkey contract to the Saipem-Hyundai Heavy Industries consortium for the construction and installation of a production platform offshore western Libya (this contract amounts to euro 620 million — see Operating Review of the Oilfield Services and Engineering segment).

Tunisia A new oil discovery was made with the Baraka South East 1 exploration well in the Tunisian offshore approximately 100 kilometer south-east of Tunis. The well was drilled in waters approximately 90 meters deep and reached a depth of over 2,300 meters. It yielded about 5,000 barrels/day of high quality oil in test production. This is the highest flow rate ever reached with a vertical well in the Tunisian offshore. Development studies are ongoing and production is expected to be carried out with an FPSO vessel (Floating Production Storage Offloading).

(2)	Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

West Africa In Angola in Block 14 (Eni’s share 20%) the delimitation well Landana 2 A was successfully drilled at a water depth of 400 meters reaching a depth of 3,900 meters, where it found a 120-meter layer of good quality oil (36°API) confirming the size of the Landana field. Always in Block 14 a new offshore oil discovery was made with the Gabela 1 well, which was drilled at a water depth of over 320 meters, penetrating a 25-meter net interval of oil-bearing porous rock, yielded over 1,000 barrels of oil per day in test production. Geologic and engineering studies are planned in order to define the field’s reserves and the development scenario.

In Nigeria in offshore permit OPL 219 (Eni’s interest 12.5%) an oil discovery was made in the Bolia 1X well, drilled at a water depth of 1,100 meters to a total depth of 3,730 meters which found significant amounts of oil and yielded 6,000 barrels/day in test production.

Rest of World In Croatia Eni and INA (the Croatian national company) signed an agreement for the development of the natural gas reserves discovered offshore Croatia by INAGIP, a 50-50 joint venture between Eni and INA. The fields discovered (Ivana, Ika, Ida, Annamaria and Marica) hold recoverable reserves of 20 billion cubic meters of gas (120 million boe). Their development will entail the drilling of 18 directional wells, the construction and installation of 9 platforms at a water depth of 60 meters and the laying of underwater sealines for a total length of 120 kilometers. The adopted development scheme offers the greatest operative flexibility and will enable Eni and INA to ship their equity production to the most profitable markets. Total investment in the project is about euro 320 million. Production will start at the end of 2004.

In Indonesia, three appraisal wells have been successfully completed in the fields of Ranggas, Gendalo and Gandang, in the Rapak and Ganal area (Eni interest 20%) in the deep offshore of eastern Kalimantan. The fourth delimitation well drilled in the oil field of Ranggas, at a water-depth of 1,590 meters flowed at a daily rate of more than 8,000 barrels of oil, confirming the extension of the field. The second appraisal well drilled in the gas and condensates field of Gandang, at a water-depth of 1,710 meters confirmed the extension of the field. In the gas and condensates field of Gendalo, the third delimitation well, drilled at a water-depth of 1,550 meters flowed at a daily rate of about 1 million cubic meters of gas and about 2,000 barrels of condensates.

In Iran, within the development of phases 4 and 5 of the natural gas South Pars field in the Persian Gulf (Eni is operator with a 60% interest), a contract was awarded for dollar 1.2 billion for the construction of four natural gas treatment plants with an overall capacity of 56 million cubic meters/day. Construction of the plants is expected to be completed by 2005.

In Kazakhstan, within the North Caspian Sea project for the development of the Kashagan field (Eni’s share 16.67%) in the Kazakh offshore, the second appraisal well (KE-3) confirmed the importance of the discovery allowing to define the amount of recoverable reserves of oil in 7 to 9 billion barrels. The third appraisal well (KE-5) is being drilled, and in August drilling of the fourth well (KE-4) started. The front-end engineering for the first development phase was approved. On June 30, 2002 the consortium and the Kazakh authorities declared the saleability of reserves from this field. Within six months from this announcement the Consortium has to file a development plan to the Kazakh authorities, which in turn are to approve it within one month.

In Pakistan, Eni obtained in a consortium with other operators, among which Pakistan Petroleum, an exploration licence covering an area of 730 square kilometers in the Sukkur and Khaipur districts, in the Sindh province. Working plans for the next three years include the drilling of an exploration well in the Miano II-S-O block (Eni’s interest 33.3%) and the construction of 200 kilometers of seismic lines. The concession for the development of the Zamzana natural gas field (Eni’s interest 17.75%) was obtained.

In the United States a new discovery was made in the Green Canyon Block 516 (Eni’s interest 50%), in the deep waters of the Gulf of Mexico 240 kilometers south-west of New Orleans. In March 2002 production started at the King Kong/Yosemite natural gas well, only thirteen months from the decision to develop them and eight months after the discovery of Yosemite, at an initial level of 20,000 boe/day with the aim of reaching a peak of 25,000 boe before year-end (12,000 boe net to Eni). The development of these two fields, operated by Eni, was obtained by drilling at a water depth of 1,170 meters three underwater wells linked to the Allegheny production platform (Eni’s interest 100%) located at a 25-kilometer distance. Recoverable reserves from the two fields amount to 16 million boe net to Eni. Expenditure net to Eni amounts to approximately dollar 90 million. In Green Canyon Block 562, located in the deep waters of the Gulf of Mexico, 290 kilometers south of New Orleans, the delimitation well of field K2 (operated by Eni with an 18.2% interest) was successfully drilled at a water depth of 1,100 meters to a depth of 7,800 meters, and allowed to estimate at over 100 million barrels the recoverable reserves of the field. Production is expected to start in 2004.

STORAGE

Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (Stogit) to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with article 21 of Legislative Decree No. 164 of May 23, 2000, which provided for the separation of storage from other activities in the field of natural gas.

Storage services are provided by Stogit to its customers through eight storage fields located in Italy, based on nine storage concessions3 vested by the Ministry of Productive Activities.

	First half	First half	%
	2001	2002	Change

Available capacity
Modulation and mineral storage (billion cubic meters)	6.15	6.50	5.7
Eni’s share (%)	98	70
Strategic storage (billion cubic meters)	5.10	5.10
Customers of modulation and mineral storage (number)	2	11
Of which Eni companies (1)	1	3

(1)	In the first half of 2001, storage services were provided by Eni — Agip Division.

In implementation of its decision No. 26 of February 27, 2002, with decision No. 49/02 of March 26, 2002 the Authority for Electricity and Gas determined tariffs for modulation, mineral and strategic storage services for thermal year 2002-2003, starting on April 1, 2002 and effective retroactively from June 21, 2000. Tariffs set by the Authority are 50% lower than those applied by Eni in the past. Stogit filed an appeal against both Authority decisions with the Regional Administrative Court of Lombardia requesting their cancellation.

(3)	One is not yet operational.

GAS & POWER

NATURAL GAS

MERGER OF SNAM SpA INTO ENI SpA

In implementation of the decision of the General Shareholders’ Meeting of June 2, 2001, on January 30, 2002, Snam SpA was merged into Eni SpA. On February 1, 2002 (effective date of the merger) the new Gas & Power Division of Eni, which is entrusted with managing natural gas and power generation activities in Italy and outside Italy, became operational.

SUPPLY AND SALES

In the first half of 2002, Eni supplied 33.65 billion cubic meters of natural gas for primary distribution, with a 0.61 billion cubic meter increase over the first half of 2001, up 1.8%, in line with the increase in volumes sold. Higher purchases concerned imports from Norway (2.32 billion cubic meters) due to the start of imports in the second half of 2001, and the Netherlands (0.68 billion cubic meters), while lower purchases concerned domestic production (1.3 billion cubic meters) and imports from Algeria (0.93 billion cubic meters). Imports of natural gas covered 81% (77% in the first half of 2001).

SUPPLY

		(billion cubic meters)

		First half	First half	%
2001		2001	2002	Change

14.62	Italy	7.60	6.30	(17.1)
18.39	Algeria	10.33	9.25	(10.5)
1.79	Algeria (LNG)	1.02	1.17	14.7
19.52	Russia	10.58	10.35	(2.2)
7.00	Netherlands	3.51	4.19	19.4
1.10	Norway		2.32
	Other		0.07

62.42	Total purchases	33.04	33.65	1.8

0.13	Withdrawals from (input to) storage and other changes	(0.57)	(0.39)	(31.6)
62.55	Volumes available for primary distribution	32.47	33.26	2.4
4.10	Volumes available for secondary distribution outside Italy	2.09	2.03	(2.9)

66.65		34.56	35.29	2.1

Natural gas sales in primary distribution (33.26 billion cubic meters) increased by 0.79 billion cubic meters over the first half of 2001 (up 2.4%), due to higher sales in Europe destined to Italy (2.93 billion cubic meters) offset in part by a 2.22 billion cubic meters decline in sales in Italy.

Sales of natural gas in Italy (29.39 billion cubic meters) decreased by 2.22 billion cubic meters, down 7%, due mainly to lower sales to: (i) wholesalers (1.39 billion cubic meters) due to the beginning of supplies at the border to Plurigas SpA in the fourth quarter of 2001; (ii) industrial users (0.74 billion cubic meters) due to the interruption of interruptible supplies occurred in the first two months of the year in coincidence with demand peaks from residential and commercial users in the same period and lower sales to continuous industrial customers.

Sales in Europe destined to Italy (3.76 billion cubic meters) increased by 2.93 billion cubic meters, up 353%, due to the progressive coming on line of long-term supply contracts to Italian importers (Plurigas, Edison, Dalmine, Cir Energia).

Sales of natural gas in secondary distribution in Italy (4.71 billion cubic meters) increased by 0.21 billion cubic meters, up 4.7%, due mainly to the approximately 110,000 units increase in the number of customers served (5.61 million as of June 30, 2002) and to a cold winter. Municipalities served as of June 30, 2002 were 1,186 (1,186 as of December 31, 2001).

Within its strategy of alliances with municipalities and with companies managing multiservices for local governments, Eni acquired in partnership with Acea SpA a 46.2% interest in Ages SpA, the municipal company operating natural gas distribution in Pisa. Eni’s expenditure amounted to euro 42 million.

With decision No. 122 of June 26, 2002, the Authority for Electricity and Gas changed and complemented its decision No. 237 of December 28, 2000, which defined the new tariff regime for natural gas distribution and supply to eligible customers. Decision No. 122 keeps into account the decision of the Regional Administrative Court of Lombardia of June 13, 2001, which accepted the claim of the Association of natural gas distribution companies against the parameters used by the Authority in determining the cost of capital employed in order to quantify the revenue cap of said companies, and therefore annulled the part of decision No. 237 which determined such parameters. The changes introduced by decision No. 122 concern in particular the determination of capital employed for those companies that are provided with audited financial statements starting from the year closing before January 1, 1991, such as Italgas. For these companies, the procedure for the determination of capital employed is based on the method of historic cost, instead of the application of parameters. For all the distributors whose financial statements were not audited, the parameters determined in decision No. 237 still apply. Revenues from Eni’s secondary distribution in Italy in the first half of 2002 were determined based on the first estimates of the impact of decision No. 122.

Sales in secondary distribution outside Italy (1.94 billion cubic meters) were substantially stable (2 billion cubic meters in the first half of 2001).

SALES

		(billion cubic meters)

		First half	First half	%
2001		2001	2002	Change

58.89	Italy	31.61	29.39	(7.0)
30.83	Wholesalers	17.27	15.88	(8.0)
28.06	End customers	14.34	13.51	(5.8)
15.25	Industrial users	8.03	7.29	(9.2)
5.39	Industrial producers of electricity	2.93	2.72	(7.2)
7.42	Distributors of electricity	3.38	3.50	3.6
3.07	Outside Italy	0.86	3.87	350.0
3.01	In Europe destined to Italy	0.83	3.76	353.0
0.06	European market	0.03	0.11	266.7
61.96	Sales in primary distribution	32.47	33.26	2.4
3.91	Sales in secondary distribution outside Italy	2.00	1.94	(3.0)

65.87		34.47	35.20	2.1

TRANSMISSION

Eni transported 39.31 billion cubic meters of natural gas in Italy, an increase of 3.29 billion cubic meters, up 9.1%, due mainly to increased volumes transported on behalf of Italian importers (4.47 billion cubic meters), offset in part by lower volumes transported on behalf of Eni’s primary distribution (1.18 billion cubic meters).

VOLUMES TRANSPORTED IN ITALY (1)

		(billion cubic meters)

		First half	First half	%
2001		2001	2002	Change

58.17	On behalf of Eni’s primary distribution	31.15	29.97	(3.8)
11.41	On behalf of third parties	4.87	9.34	91.8
6.28	Enel	3.05	3.66	20.0
2.98	Edison Gas	1.31	2.43	85.5
0.75	Plurigas	0.00	1.67
1.40	Other	0.51	1.58	209.8

69.58		36.02	39.31	9.1

(1)	Include volumes destined to domestic storage.

Under Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax on owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The purpose of the tax is “to finance investments aimed at reducing and preventing potential environmental damage caused by pipelines containing natural gas”. The tax for 2002, based on the volume of the gas pipelines, has been fixed at a rate of euro 153 per cubic meter for pipelines on public land and euro 137.70 per cubic meter for pipelines on private land. The tax is payable from April 2002 and the amount due for 2002 totals approximately euro 97 million (nine monthly instalments of approximately euro 10.8 million).

In view of the compulsory nature of this environmental tax, Snam Rete Gas has paid due instalments within the established time limits, according to the procedures set out in the decree issued on April 8, 2002 by the Director-general of the Sicilian regional finance and credit department. The introduction of the tax gives rise to an additional liability which Snam Rete Gas took into account in March 2002 when submitting its proposal to the Italian Authority for Electricity and Gas (“the Authority”) regarding tariffs for the 2002-2003 gas year.

On the strength of authoritative legal opinions and fiscal advice, Snam Rete Gas maintains that this tax is illegitimate for a number of reasons, including: (i) infringement of European rules which exclude customs duties, and any other taxes having the same effect, on the import, export and transit of natural gas, as well as infringement of the Constitution of the Italian Republic which prohibits any hindrance to the free movement of persons and things between the Regions; (ii) inconsistency between the declared environmental purposes of the tax and the absence of any kind of pollution attributable to the premise on which the tax is based, especially in view of the fact that gas pipeline laying is always followed by environmental restoration at the expense of the pipeline owners; (iii) non-observance of the principles of coordination, both with the laws of the State and with those of other Regions, given that the Sicilia Region has legislated without waiting for the specific provisions of the State setting out the fundamental principles “of coordination of public finance and the tax system”.

Snam Rete Gas has lodged claims with the Sicilia Region requesting reimbursement of the sums paid, as a preliminary step for legal proceedings, and intimating their entailment considering that reimbursement is due.

For the Authority (ruling 120/02 published on July 3, 2002), the environmental tax levied by the Sicilia Region on Snam Rete Gas’s pipelines is deemed to be inapplicable because it is at variance with European rules that are directly applicable at national level. The Authority has therefore ruled that the new cost affecting the gas transmission service cannot be included in tariffs. Its inclusion will take place automatically and retroactively only if the legitimacy of the regional tax is ascertained by the competent judicial authorities. Regarding the alleged illegitimacy of the tax, the Authority has sent a note to the European Commission (ruling 112/02) and has notified the Italian Parliament (ruling 113/02). The Italian government was similarly notified with ruling 96/02 of May 23, 2002. In the Authority’s opinion, the regional law is at variance with the directly applicable rules of the European directive to liberalize the internal market in natural gas (98/30/EC) which makes provision for public-service obligations, such as environmental protection, on condition that such obligations shall be “clearly defined, transparent, non-discriminatory and verifiable” and shall be published and notified to the European Commission without delay. These conditions are not complied with by the Sicilian law which introduces a discrimination between infrastructures depending on the type of goods transported and the import entry point without the discrimination being effectively justified on environmental grounds. The amount of tax revenue bears no relationship to any effective environmental damage specifically attributable to gas pipelines. The tax is also contrary to the Treaty establishing the European Community which prohibits Member States from imposing customs duties, and any other taxes having the same effect, both in relations between Member States and, after the introduction of the Common Customs Tariff, with third countries, and which also prohibits the adoption of measures that hinder imports. The Authority has authorized Snam Rete Gas to include clauses in agreements with its customers in order to guarantee a rapid definition of adjustments in the company’s favor if the tax proves to be payable.

While maintaining that this tax is illegitimate under the Italian Constitution and European rules (a petition having been submitted to the European Commission notifying it of the facts), Snam Rete Gas nevertheless considers that the regional law is applicable and in effect until such time as its illegitimacy is ascertained by the competent judicial authorities and that, until such judgment is passed, there are no legal grounds whereby it can avoid the obligation to pay the tax, also bearing in mind that failure to pay gives rise to sanctions.

In order to protect its interests, Snam Rete Gas: (i) will lodge an appeal with the Regional Administrative Court of Lombardia to obtain immediate recognition in tariffs of a cost that is due and has effectively been incurred by the company; (ii) in September, when the circumstances materialize constituting tacit rejection of the request for reimbursement of the first instalment, will lodge an appeal with the Tax Commission of Palermo aimed at obtaining a definitive and rapid decision ascertaining the legitimacy of the tax; (iii) on July 30, 2002, lodged a complaint with the European Commission aimed at opening a proceeding against the Italian Government, with the further option that the European Commission after the first inquiry phase, can request the Court of Justice to suspend the application of the regional law with an urgent ruling.

With decision No. 146 of July 31, 2002, the Authority approved the transport tariffs presented by Snam Rete Gas SpA for the thermal year 2002-2003 without taking into account the new tax imposed by the Sicilia Region. If the legitimacy of said tax is established, the decision provides for an automatic and retroactive adjustment of tariffs according to the provisions of its decision No. 120 of June 26, 2002.

The Authority, with decision 128/02 published on 11 July 2002, approved the tariff proposal submitted by GNL Italia on 28 March 2002 for the 2002-2003 gas year regarding the use of the Panigaglia LNG terminal. In order to encourage the development of new re-gasification terminals, the Authority, with ruling 91/02 published on 16 May 2002, set out regulations governing access to LNG terminals in the event of the construction of new facilities and/or the expansion of existing facilities.

On July 17, 2002, the Authority for Electricity and Gas adopted decision No. 137 concerning “guarantees regarding the free access of operators to the natural gas transmission network and rules for the preparation of network codes”, in implementation of article 24, line 5 of Legislative Decree No. 164/00.

Decision No. 137/02 established priority criteria for the concession of transmission capacity at entry points from international networks into the domestic network for a period no longer than five years. In particular it recognises priority access to take-or-pay contracts entered into before 1998, within the limit of the average daily contractual quantity. There is therefore no guaranteed access priority for the whole contractual flexibility. In fact, take-or-pay contracts entered by Eni before 1998 envisage Eni’s right, in its quality of purchaser, to withdraw daily amounts larger than the average daily contractual amount; this contractual flexibility provided by the difference between the maximum daily amount Eni is entitled to and the average contractual daily amount is used in particular in periods of peak demand for natural gas (i.e. winter). In the event of congestion at entry points, natural gas volumes not receiving a priority are given available transmission capacity on a pro-rata basis.

Decision No. 137/02 establishes a transitional regime according to which for thermal year 2002-2003 access priority is granted also to two thirds of the difference between maximum contractual daily amounts and average daily amounts. For thermal year 2003-2004, priority will be granted to only one third of that difference.

Eni considers decision No. 137/02 non consistent with the overall legislative picture, especially with reference to Directive 98/30/CE and Legislative Decree 164/00, and is therefore evaluating the option to file a complaint with the relevant Courts.

DEVELOPMENT ACTIVITIES

Eni and EnBW (Energie Baden-Württemberg AG, the third German operator in electricity) have agreed to acquire through a 50/50 joint venture (EnBW-Eni Verwaltungsgesellschaft mbH) a 95.62% interest in GVS (Gasversorgung Süddeutschland GmbH), the fourth operator in the German gas market. The remaining 4.38% interest is the object of a put option open to minorities, which can be exercised in the two years following the main transaction at the same price conditions. The purchase contracts of GVS’s shares also provide for the transfer to EnBW-Eni of a 46.14% interest in EBS, a company in which GVS holds a 51% interest, which in turns owns interests in other companies is the area of natural gas distribution and co-generation. The transaction is expected to be closed in October 2002, after the relevant EU agencies express their approval. Eni’s total expenditure will amount to euro 344 million.

GVS transports and markets about 8 billion cubic meters of gas per year to local distribution companies serving about 750 local municipalities in the south-western areas of the country through an approximately 1,880-kilometer long gas pipeline network. In 2001 its revenues reached about euro 1.7 billion. With this interest in GVS, Eni enters the German natural gas market and confirms its leading role in Europe.

Eni and Gazprom hold equal shares in Blue Stream Pipeline Company BV, which will operate the gas pipeline linking the Russian to the Turkish coast of the Black Sea currently under construction. The gasline will transport natural gas produced in Russia which will be sold jointly by Eni and Gazprom in Turkey to the Turkish company Botas under a 25-year long contract. The overall project is worth about dollar 2.4 billion and entails the laying in deep waters of two parallel underwater lines, each 380-kilometer long and the construction of a compressor station on the Russian coast. Laying, which reached a record depth of 2,150 meters, was completed in February for the first line and in June 2002 for the second line. The conclusion of testing activities and the entry into service of the gasline are expected before the end of September and December 2002, respectively; the compressor station is expected to be completed in the second half of 2003. Volumes transported and sold are expected to increase progressively from 2002 onwards and to reach 16 billion cubic meters per year (8 billion net to Eni).

In Spain Eni started its supplies to Iberdrola of liquefied natural gas. The supply is coming from the Ras Laffan Liquefied Natural Gas plant in Qatar. LNG carried by Eni’s LNG Portovenere, was delivered to the Barcelona regasification terminal. This supply is regulated by the agreements signed in Madrid in December 2000 and will reach 1.2 billion cubic meters of gas per year for a period of 15 years. The gas will be used to fuel the combined-cycle power plant of Castellon (near Valencia) that with a capacity of 800 megawatt.

POWER GENERATION

In the first half of 2002, sales of electricity amounted to 2,605 gigawatthour, of which approximately 26% to other Eni segments. Sales of steam amounted to 4,993,000 tonnes. Eni sold 790 gigawatthour of purchased electricity to eligible customers.

SALES

		First half	First half	%
2001		2001	2002	Change

4,987	Electricity sold (gigawatthour)	2,658	2,605	(2.0)
1,370	Electricity trading (gigawatthour)	854	790	(7.5)
10,024	Steam (thousand tonnes)	5,164	4,993	(3.3)

In May in Ferrera Erbognone, near Pavia, work started for the construction of a new combined cycle power station, the first one to be built in Italy after the liberalization of the electricity market, with a capacity of about 1,000 megawatt, which will be able to produce about 7 billion kWh/year. This power station will also produce steam for industrial use and will be fired mainly with natural gas, using also the refinery gas produced by the nearby Eni plant. The investment for the construction of this power plant amounts to euro 550 million to which euro 170 million should be added for the construction of the fuel oil gasification plant to be built in the nearby refinery. The completion of the first of the three units and its startup are expected by the end of 2003. The investments included in Eni’s program for the reduction of the environmental impact of Eni’s plants in the Ferrera Erbognone and Sannazzaro de’ Burgondi area will allow to reduce emissions of sulphur oxides by about 3,700 tonnes per year and the traffic of tankers on roads by 20,000 units per year.

In July work started for the construction of two new combined cycle units with a total capacity of 770 megawatt in the Ravenna thermoelectric power station, which will reach a total power of over 900 megawatts and will produce about 6.4 billion kilowatthour/year. This power station will also produce thermal energy (steam) for industrial use and will be fired with natural gas. The construction of this power station will entail an investment amounting to approximately euro 380 million and will provide relevant environmental benefits by reducing to zero air emission of sulphur oxides (2,317 tonnes in 2001) and particulates (71 tonnes in 2001). The completion and start-up of the first unit is scheduled for late 2003.

CAPITAL EXPENDITURE

In the first half of 2002, capital expenditure in the Gas & Power division totaled euro 446 million, decreasing by euro 124 million over the first half of 2001, down 21.8%, relating in particular to: (i) development and maintenance of Eni’s primary transmission and distribution network in Italy (euro 136 million); (ii) the continuation of the development plan of electricity generation capacity (euro 113 million), in particular for the Ferrera/Erbognone (Sannazzaro) and Ravenna power stations; (iii) the purchase of pipes (euro 96 million) destined to the construction of the gasline that will carry natural gas from the Libyan fields of Wafa and structure C in the permit NC-41 operated by Eni to Sicily (see: Main exploration and development projects, of the Exploration and Production segment); (iv) development and maintenance of urban networks in Italy (euro 86 million).

REFINING AND MARKETING

MERGER OF AGIP PETROLI SpA INTO ENI SpA

The General Shareholders’ Meeting of May 30, 2002, decided the merger of AgipPetroli SpA into Eni SpA. This merger, effective from February 1, 2002, follows that of Agip SpA (1997) and Snam SpA (2001) and allows for the completion of the divisionalization process of Eni, in line with the set up of the major international oil companies.

SUPPLY AND TRADING

In the first half of 2002, a total of 29.31 million tonnes of oil were purchased (28.09 in the first half of 2001), of which 16.64 million tonnes from Eni’s Exploration and Production segment. Some 12.91 million tonnes were resold, representing an increase of 2.01 million tonnes, up 18.4%, over the first half of 2001. In addition, 2.34 million tonnes of intermediate products were purchased (2.16 in the first half of 2001) to be used as feedstocks in conversion plants and 8.00 million tonnes of refined products (7.18 in the first half of 2001) sold on markets outside Italy (5.35 million tonnes) and as a complement to own production on the Italian market (2.65 million tonnes).

REFINING

Refinery intake processing in Italy and outside Italy (19.62 million tonnes) was substantially stable. The overall balanced capacity utilization rate of wholly owned refineries was also stable (92% as compared to 93% in the first half of 2001). About 39.1% of all oil processed came from Eni’s Exploration and Production division (32.9% in the first six months of 2001).

Within its strategy of obtaining a better balance of its refining capacity, Eni signed a contract with Erg Petroli for the establishment of Erg Raffinerie Mediterranee, a new company controlled by Erg which will own Eni’s Priolo and Erg’s Melilli refineries in Sicily and ancillary power plants. The project needs to be approved by the Italian Antitrust Authority and is aimed at rationalizing the organizational and industrial set up of the two refineries and at creating a refining pole capable of competing on international markets, in particular in the Mediterranean area, also integrated downstream with Eni’s petrochemical facilities and Erg’s power station which produces electricity using the refineries’ heavy residues. The new company shall: (i) integrate the refineries also through the construction of pipelines in order to attain the organizational and management synergies deriving from the high level of complementarity of the refining plants; (ii) implement development projects concerning the ancillary power stations.

PETROLEUM PRODUCTS AVAILABILITY

		(million tonnes)

		First half	First half	%
2001		2001	2002	Change

	Italy
32.24	Products processed in wholly-owned refineries	15.37	15.34	(0.2)
(1.45)	Products processed for third parties	(0.50)	(0.96)	92.0
5.92	Products processed in refineries not owned (1)	2.89	2.74	(5.2)
(1.95)	Products consumed in operations and losses	(0.95)	(0.93)	(2.1)
34.76	Products available	16.81	16.19	(3.7)
5.19	Purchases of finished products and change in inventories	2.78	2.68	(3.6)
(4.96)	Finished products transferred to foreign cycle	(2.64)	(2.36)	(10.6)
34.99	Products sold	16.95	16.51	(2.6)
	Outside Italy
3.02	Products available	1.40	1.41	0.7
10.27	Purchases and change in inventories	4.86	5.36	10.3
4.96	Finished products transferred from Italian cycle	2.64	2.36	(10.6)
18.25	Products sold	8.90	9.13	2.6
53.24	Sales in Italy and outside Italy	25.85	25.64	(0.8)

(1)	Includes processing at the Milazzo refinery.

DISTRIBUTION OF REFINED PRODUCTS

Sales of refined products (25.64 million tonnes) decreased by 0.21 million tonnes, down 0.8%; lower retail and wholesale sales (0.46 million tonnes of which 0.39 million tonnes in Italy) and lower sales to oil companies, traders and power plants (0.15 million tonnes) were offset in part by higher sales to Eni’s Petrochemical segment (0.16 million tonnes) and increased sales of marine fuels (0.24 million tonnes).

Retail sales in Italy

Retail sales in Italy (5.48 million tonnes) decreased by 280,000 tonnes, down 4.9% due mainly to the sale/closure of 810 service stations as compared to June 30, 2001 related to network streamlining with a related 2.2 points decrease in market share (from 39.9 of the first half of 2001 to 37.7%). Average throughput grew by 3.1% from 796,000 liters in the first half of 2001 to 821,000 liters.

At June 30, 2002, Eni’s retail distribution network consisted of 8,098 service stations (67.5% of which wholly owned), a 253 unit decrease over December 31, 2001, due mainly to divestments related to the agreements defined with Tamoil in 2001.

Retail sales outside Italy

Retail sales outside Italy (2.01 million tonnes) were stable.

As of June 30, 2002, Eni’s retail distribution network outside Italy consisted of 3,356 service stations (the same as at December 31, 2001). Eni continued its strategy of selective development in consolidated areas with good growth prospects, in particular:

•	with its Portuguese partner Galp Energia (in which Eni holds a 33.34% interest) Eni bought in equal shares the whole distribution network of TotalFinaElf in Spain made up of 186 service stations, with a total throughput of 620 million liters/year, and a storage site with a capacity of over 100,000 liters located on the Spanish Mediterranean coast. The agreement approved by the relevant antitrust authorities, also includes the sale by

Eni of 195 service stations in Italy (with an average throughput of 270 million liters/year) and by Galp Energia of 111 service stations in Portugal (with an average throughput of 260 million liters/year) to TotalFinaElf;

•	Eni signed an agreement with Tamoil for the purchase of refined products distribution activities in Eastern Europe. These include in particular 23 service stations in the Czech Republic, 6 in Slovakia and 11 in Hungary with a throughput of about 45, 11 and 15 million liters per year, respectively. After the completion of the purchase, that will be submitted for approval to the relevant antitrust authorities, Eni’s market share will increase from 4.1% to 5.7% in the Czech Republic, from 2.2% to 3.4% in Slovakia and from 5% to 5.7% in Hungary.

SALES OF PETROLEUM PRODUCTS IN ITALY AND OUTSIDE ITALY

(million tonnes)

		First half	First half	%
2001		2001	2002	Change

11.64	Retail sales	5.76	5.48	(4.9)
11.24	Wholesale sales	5.31	5.20	(2.1)
22.88		11.07	10.68	(3.5)
4.23	Petrochemicals	2.07	2.23	7.7
7.88	Other sales (1)	3.81	3.60	(5.5)
34.99	Sales in Italy	16.95	16.51	(2.6)
4.18	Retail sales	2.01	2.01	0.0
5.55	Wholesale sales	2.68	2.61	(2.6)
9.73		4.69	4.62	(1.5)
8.52	Other sales (1)	4.21	4.51	7.1
18.25	Sales outside Italy	8.90	9.13	2.6

53.24		25.85	25.64	(0.8)

(1)	Includes bunkering, consumption for electricity production and sales to oil companies.

Wholesale sales and other sales

Sales on wholesale markets in Italy (5.20 million tonnes) decreased by 110,000 tonnes, down 2.1%, due mainly to lower sales of jet fuel. Market share decreased by 1.2 percentage points from 24.3 to 23.1% due to the higher domestic consumption share of sales of fuel oil to the thermoelectric sector; Eni’s sales to this segment were not material.

Sales to Eni’s Petrochemical segment (2.23 million tonnes) increased by 160,000 tonnes, up 7.7%, while other sales (3.60 million tonnes) decreased by 210,000 tonnes, down 5.5%, due mainly to lower sales of jet fuel.

Outside Italy, wholesale sales (2.61 million tonnes) were stable. Other sales (4.51 million tonnes) increased by 300,000 tonnes, up 7.1%, due mainly to higher sales to other oil companies.

LPG

Retail and wholesale sales in Italy (404,000 tonnes) decreased by 16,000 tonnes, down 3.8%, while market share (20.6%) decreased by 1.3 percentage points.

Outside Italy, wholesale sales amounted to 860,000 tonnes with a decrease of 10,000 tonnes, down 1.1%. Market share in Brazil (21.1%) and in Ecuador (38.5%) were stable.

CAPITAL EXPENDITURE

In the first half of 2002, capital expenditure amounted to euro 204 million, increasing by euro 37 million, up 22.2%, over the first half of 2001 and concerned: (i) refining and logistics in Italy (euro 63 million, of which 9 in logistics) aimed in particular at maintaining plant efficiency and measures taken to comply with health, safety and environmental standards and regulations; (ii) the Italian network for the distribution of refined products (euro 56 million) in particular for the restructuring, upgrade and construction of new service stations (euro 51 million) and measures taken to comply with safety, health and environmental standards and regulations (euro 5 million); (iii) activities outside Italy (euro 49 million) representing 24% of the total and concerning primarily the upgrade of the distribution network in France and the upgrade of the LPG distribution network in Brazil (euro 11 million). Expenditure on compliance with regulations on health, safety and the environment amounted to euro 29 million (14% of the total).

PETROCHEMICALS

MARKET

In the first half of 2002 the demand for petrochemical products was affected by the slowdown of worldwide economy, whose effects were dampened by the build-up of stocks by end users. Margins of petrochemical products declined, in particular basic petrochemicals and polyethylene, due to a decrease in selling prices, higher than the decline in prices of oil-based feedstocks. The situation was especially serious in the first quarter, when the cracker margin reached its lowest level since 1989. Forecasts for the rest of the year indicate a slight recovery of consumption and margins (see: “Management expectations of operations”).

The prices of Eni’s principal products decreased on average by 18%; the main declines concerned olefins (down 20.3%), in particular ethylene and butadiene, polyethylene (down 20%), in particular HDPE and LDPE and aromatics (down 18.5%).

SEGMENT RESTRUCTURING AND CONFERRAL
TO POLIMERI EUROPA

The persistence of negative market conditions and the structural problems of petrochemicals worldwide, related to overcapacity, made the need for restructuring Eni’s petrochemical activities compelling. In this context Eni conferred its Strategic Chemicals business to Polimeri Europa (effective from January 1, 2002). This business includes EniChem’s core activities in olefins and aromatics, intermediate products, styrene and elastomers produced in Italy in Brindisi, Sarroch, Ferrara, Gela, Mantova, Porto Marghera, Priolo, Ravenna and Settimo Milanese. Also the research centers of Ferrara, Mantova, Porto Marghera, Ravenna and Novara were transferred, as well as the interests in industrial and commercial companies in Italy and outside Italy and about 6,100 employees. Certain plants were not transferred.

With this operation all the activities related to the ethylene cycle were given an integrated and consistent setup so that they can be included in relevant negotiations for the sale of a significant share in Polimeri Europa in its new setup. In April, also due to problems emerged at some of the plants planned to be sold, Eni interrupted its negotiations with Arabian company Sabic which aimed at creating a joint venture related to Eni’s petrochemical activities conferred to Polimeri Europa. In line with Eni’s strategy of reducing its capital employed in petrochemicals and with Sabic’s strategy of increasing its presence in Europe, both companies expressed their willingness to discuss future opportunities related to the sale of individual petrochemical assets.

In the first half of 2002 Eni shut down the Porto Torres soda-chlorine plant.

SALES — PRODUCTION

Sales of petrochemical products (3,358,000 tonnes) increased by 149,000 tonnes, up 4.6%, due to the building up of stocks by end users, in particular of polyethylene and basic chemicals. At June 30, 2002, Eni’s sales network covered 20 countries; 52% of petrochemical revenues were represented by sales in Italy, 40% by sales in the rest of Europe, and 8% by sales in the Americas and Asia (52%, 39% and 9% respectively at June 30, 2001).

Production (4,919,000 tonnes) decreased by 140,000 tonnes, down 2.8% due to the sale of the polyurethane business and the shutdown of one soda-chlorine line.

Total nominal production capacity declined by 1.2%, due to the sale of the polyurethane business. The average capacity utilization rate calculated on nominal capacity decreased by one percentage points (from 74 to 73%), due to lower production of soda-chlorine.

About 36% of total production was directed to Eni’s own production cycle (42% in the first half of 2001).

Oil-based feedstocks supplied by Eni’s Refining and Marketing segment covered about 57% of requirements in the first half of 2002 (64% in the first half of 2001).

Basic petrochemicals

Sales of basic petrochemicals (1,977,000 tonnes) increased by 137,000 tonnes, up 7.4%, due to increased sales of intermediates (up 20%, mainly phenol and acetone) and aromatics (up 16%, mainly benzyl).

Basic petrochemical production (3,424,000 tonnes) decreased by 36,000 tonnes, down 1%, due mainly to the shutdown of one soda-chlorine line. Core business products registered a 1% average increase.

Styrene and Elastomers

Styrene and elastomer sales (601,000 tonnes) were stable as compared to the first half of 2001; higher polystyrene (up 5%) and thermoplastic rubber (up 11%) sales were offset by lower styrene (down 4%) sales and the general decline in sales of all other elastomers (down between 3 and 5%).

Production (795,000 tonnes) decreased by 21,000 tonnes, down 2.6%. Declines concerned both businesses.

Polyethylene

Sales of polyethylene (780,000 tonnes) increased by 98,000 tonnes, up 14.4%, due to the general increase in all products (in particular LDPE increased by 23%), except for HDPE, whose sales were stable.

Production (700,000 tonnes) increased by 8,000 tonnes, up 1.2%.

PRODUCT AVAILABILITY

		(thousand tonnes)

		First half	First half	%
2001		2001	2002	Change

6,648	Basic petrochemicals	3,460	3,424	(1.0)
1,537	Styrene and elastomers	816	795	(2.6)
1,354	Polyethylene	692	700	1.2
91	Polyurethanes	91	—
9,630	Total petrochemical products	5,059	4,919	(2.8)

4,081	Products consumed and lost	2,150	1,764	(18.0)
630	Purchases and change in inventories	300	203	(32.3)

6,179		3,209	3,358	4.6

SALES

		(thousand tonnes)

		First half	First half	%
2001		2001	2002	Change

3,648	Basic petrochemicals	1,840	1,977	7.4
1,138	Styrene and elastomers	604	601	(0.5)
1,310	Polyethylene	682	780	14.4
83	Polyurethanes	83		—

6,179		3,209	3,358	4.6

CAPITAL EXPENDITURE

     In the first half of 2002, capital expenditure amounted to euro 120 million, with a decrease of euro 110 million, down 47.8% due to the fact that in the first half of 2001 Eni purchased (euro 108 million) the gas phase licence from Union Carbide in the Polimeri Europa Brindisi plant. Capital expenditure concerned in particular actions for safety and environmental regulations, actions for the improvement of reliability and safety of plants, upgrade and increase of production capacity, and construction of storage sites.

OIL FIELD SERVICES
AND ENGINEERING

MARKETING PERFORMANCE

Orders acquired in the first half of 2002 (euro 3,171 million) increased by euro 1,216 million over the first half of 2001, up 62.2%. About 96% of new orders acquired was represented by work to be carried out outside Italy, and 25% by work originated by Eni companies. Eni’s order backlog reached euro 8,119 million at June 30, 2002, with an increase of euro 1,350 million, up 19.9% as compared to December 31, 2001. Projects to be carried out outside Italy represented 72% of the total order backlog, while orders from Eni companies amounted to 16% of the total.

Among the most significant orders won are:

in oilfield services: in the Offshore construction area: (i) in a consortium with Hyundai Heavy Industries a turnkey contract for the construction and installation of a production platform, offshore western Libya within the development project of the Wafa and Structure C fields in permit NC-41 operated by Eni with a 50% interest. The total value of the contract is estimated at euro 620 million, of which Saipem’s share is euro 420 million and includes project management, engineering, procurement, fabrication, transportation and installation, hook-up and commissioning, start-up and six month of operational assistance. The platform will be installed during the first half of 2004 at a water depth of 190 meters using the Saipem 7000 vessel; (ii) the EPSC2 turnkey contract for phase 4 of the Peciko Project from TotalFinaElf for euro 149 million. The contract includes engineering, procurement, transport and installation of two platforms and six sealines, offshore East Kalimantan in Indonesia. Marine activities, performed by Castoro 2 and Maxita will be completed in July 2004; (iii) a contract for euro 63 million from Shell for the Goldeneye Project in the North Sea, comprising the laying of two sealines by Castoro 6 during the second quarter of 2003; (iv) in joint venture with the Nigerian company Pelfaco a contract for the supply of the Okpoho platform for the development of the Okpoho field offshore Nigeria operated by Eni with a 100% interest. The contract for euro 53 million includes engineering, procurement, construction and start-up activities, the installation phase is expected to be performed in June 2003 by Castoro 8. In the Offshore drilling area in July 2002, a contract with Statoil for the lease of the Scarabeo 5 semi-submersible drilling rig for 3 years in the North Sea. The value of the contract is dollar 160 million and Statoil has the option to extend the lease for a further period of up to 16 months. In the Onshore construction area: (i) a contract in joint venture with Bouygues Offshore, for dollar 129 million net to Eni, for the construction of a turnkey oil treatment plant in the Rhourde Ouled Dejmaa (ROD) field in Algeria with a capacity of 80,000 barrels/day for Sonatrach/BHP. The contract provides for the engineering, procurement and construction of the treatment plant and its auxiliary installations (a network of pipelines and some storage sites) and the provision of services for the operation of the plant; (ii) a contract with the Nigerian company NAOC for the upgrade of the gas plant at Obiafu/Obrikom and the construction of a flow station near the Irri field in Nigeria. The contract provides for the engineering, procurement and construction and amounts to dollar 72 million.

In engineering: in the Refining and gas area: (i) from Saudi Aramco a turnkey contract for the design, procurement and construction of an industrial complex near Qatif, about 30 kilometers from Dhahran. The complex includes two plants for the separation of oil from gas (GOSP) and units for natural gas treatment, oil stabilization and power generation with a treatment capacity of 800,000 barrels/day. The work is expected to be completed in 31 months. The contract amounts to dollar 616 million; (ii) in joint venture with Technip-Coflexip, Kellogg Brown & Root and JGC, Eni acquired a turnkey contract for Nigeria LNG for the expansion of the Bonny liquefaction plant in Nigeria. The NLNGplus project amounts to over dollar 1.7 billion (430 million net to Eni) and provides for the construction of the fourth and fifth LNG production trains with a capacity of approximately 5.2 billion cubic meters/year each. The trains will produce also 1.1 million tonnes of LPG and 0.4 million tonnes/year of condensates. When the two trains are completed in late 2005, the Bonny plant will process 75 million cubic meters of natural gas/day with a total production of 21.8 billion cubic meters/year of LNG and 2.3 million tonnes/year of LPG; (iii) a turnkey contract to build a fertilizer complex in Oman. The dollar 781 million (390 million net to Eni) worth project will be carried out in a 50/50 joint venture with Technip-Coflexip for Oman-India Fertilizer Company (OMIFCO) and will be the world’s largest grass-roots fertilizer complex. It will consist of two 1,750 tonnes/day ammonia plants and two 2,530 tonnes/day urea plants. Snamprogetti and Technip-Coflexip will supply, engineering design, materials, construction management, start-up supervision and training of OMIFCO personnel. Work will be completed in 35 months. All these plants will use Snamprogetti and its affiliate Haldor Topsøe technologies, a Danish company (in which Eni holds a 50% interest) operating in the provision of engineering services and the manufacture and sale of catalysts for the chemical, petrochemical and refining industries.

PURCHASE OF BOUYGUES OFFSHORE

On July 9, 2002, Saipem completed the acquisition of Bouygues Construction’s 50.8% interest in Bouygues Offshore after receiving the approval of the Antitrust Authority of the European Commission. Bouygues Offshore is a French company leader in the field of engineering for the oil industry. The cash offer price of euro 60.08 per share corresponds to an evaluation of the company at about euro 1 billion. Following approvals from the French and USA market authorities Saipem launched a public offer for the remaining shares held by the public at the same price paid to Bouygues Construction for its majority interest. This public offer was completed on September 6, 2002 with the purchase of a further 46% interest in Bouygues Offshore (thus bringing Eni’s total amount of voting rights to 96.8%). The public offer on the US market is still underway. This transaction represents the largest cross-border acquisition in Europe in the oilfield services sector. The combination of Saipem’s recognised construction capabilities supported by technologically advanced vessels, and Bouygues Offshore’s powerful engineering and project management expertise will create a new, truly worldwide group with a superior competitive positioning in the provision of turnkey projects to the oil industry. With this acquisition Saipem reaches a superior competitive positioning in the provision of EPIC services to the oil industry, with a particular focus on activities in remote areas, deep-water environments and gas-related projects. The new group will be a truly worldwide contractor, with strong local presence in strategic and emerging areas such as West Africa, the former Soviet Union, Central Asia, North Africa, Middle East and South East Asia. Bouygues Offshore, which is listed on the Paris and New York Stock Exchanges, is a leader in the design, construction, installation and management of onshore and offshore oil and gas production facilities. Other activities include maintenance services, construction of port facilities, and LNG supply. Bouygues Offshore’s main geographic areas of activities are Europe and Africa. Bouygues Offshore has approximately 2,500 engineers within its workforce, and generated revenues of euro 1 billion and net income of euro 46 million in 2001. On September 9, 2002, Bouygues Offshore announced first half 2002 results, with a 12% increase in net sales over the same period of 2001 and an order backlog of euro 1.1 billion.

OTHER ACQUISITIONS

In the first half of 2002 Eni finalized: (i) the purchase from Halliburton Brown & Root Ltd of a 50% interest in European Marine Contractors (EMC), a leader in the laying of large diameter subsea pipelines in the North Sea, in which it already held a 50% interest. Eni’s outlay amounted to euro 122 million. With this acquisition Eni obtains full availability of EMC vessels, among which the semisubmersible drilling rigs Castoro 6 and Semac and consolidates its capability in the field of large diameter pipelaying in deep waters: (ii) the purchase for euro 23 million of SaiClo Luxembourg, owner of the Maxita multipurpose vessel capable of laying flexible, umbilical lines and mooring systems in deep waters.

OPERATING ACTIVITIES

On June 3, 2002, the Saipem 7000 pipelaying vessel has completed the deepwater installation of the second and last line of the Blue Stream, the gasline linking Russia to Turkey, commenced in late February 2002 in the Russian part of the Black Sea. The two 24” diameter, 385-kilometer long pipelines have been laid at a record water depth of 2,150 meters. Castoro 8, another vessel of the Saipem fleet, completed tie-in on the Turkish side on June 26, 2002. Hydrotest and pre-commissioning activities are scheduled to be completed by end September for the first line and by December for the second line.

ORDERS ACQUIRED AND ORDER BACKLOG

		(million €)

		First half	First half
2001		2001	2002

	Orders acquired
2,186	Oilfield services	1,181	1,865
1,530	Engineering	774	1,306

3,716		1,955	3,171

	Order backlog
2,853	Oilfield services	3,035	3,394
4,084	Engineering	4,238	4,725

6,937		7,273	8,119

CAPITAL EXPENDITURE

In the first half of 2002, capital expenditure amounted to euro 111 million, decreasing by euro 17 million over the first half of 2001, down 13.3%, and concerned mainly: (i) the initial conversion phase of Maxita aimed at increasing its flexibility and efficiency and seizing the opportunities of a strongly developing market. The vessel will retain its ability to lay flexible, umbilical lines and mooring systems in deep waters, and will also be provided with equipment for the “reel”, “J” and “S” laying; (ii) the conversion into an FPSO (Floating Production Storage and Offloading) system of the Mystras tanker ship purchased in 2001; (iii) upgrade actions of the 5820 package plant that will be employed in the Libyan offshore; (iv) the preparation of the drilling plants operating in Saudi Arabia for Aramco in the current year and the purchase of equipment to be employed in Astrakhan (Russia).

RESEARCH AND DEVELOPMENT

In the first half of 2002, Eni invested euro 86 million in research and development (euro 96 million in the first half of 2001).

In the Exploration and Production segment, work was directed to: (i) the reduction of mineral risk, in particular through the development of the Krig Tree software for improving geostatic studies; (ii) the reduction of operating costs, in particular through the assurance flow technique in flowlines and a new kind of drilling head; (iii) the reduction of time necessary for reaching the production phase in oil fields, in particular through the development of the SCREAM software for a faster access to geo-mineral data.

In the Refining and Marketing segment, work was directed to the improvement of gasoline (reduction in aromatic content) and gasoil (reduction of sulfur content) quality. A new kind of lubricant base was developed for light engines which represents an innovative step in fuel economy.

In the Petrochemical segment, work was directed to the formulation of a new catalyst for polyethylene and to the development of new products, in particular a linear polyethylene for cast stretch film, a high density polyethylene for large container blowing, an expandable polystyrene for insulating foundations, expandable polystyrene for packaging with improved processability, styrene-isoprene elastomers for packaging adhesives.

The basic planning phase of the pilot plant employing the Eni Slurry Technology for the hydroconversion of refining residues and of heavy crudes without by-production of fuel oil was completed and the plant is now in the detailed design phase.

Within the project for natural gas enhancement, the testing phase for the catalyst and reactor employing the Fischer-Tropsch technology for middle distillate conversion was completed at the pilot plant at the Sannazzaro refinery. Laboratory development for the production of hydrogen with segregation of carbon monoxide was started.

Work continued in the area of environmental protection and development of renewable energy sources. In the area of photovoltaic energy, in the second half of 2002 an improvement of the thin film technology will come on line. As concerns environmental protection, a mathematic model was developed simulating multiphase flows in soils contaminated by hydrocarbons and solvents, while a project was defined for a pilot plant for the wet reduction of chloridized pollutants from combustion fumes.

During the six-month period, 17 applications for patents were filed in Italy (32 in the first half of 2001).

MAJOR RESEARCH AREAS

Reduction of exploration and development costs High resolution prospecting techniques Field simulation models (*) Field productivity enhancement methods (*) Advanced drilling systems	Feedstock enhancement Long distance gas lines (*) Conversion of gas into liquid products (*) Conversion of heavy crudes into light products (*)

Process performance and product differentiation Advanced process control Innovative polymerization catalysis (*)	Environmental protection New formulas for fuels and lubricants (*) “Clean” catalytic processes (*) Air quality monitoring (*) Reclaiming of polluted soil (*)

(*)     Project financed by Eni’s Intercompany Research Fund.

OTHER INFORMATION

OIL & GAS COMMITTEE

On June 5, 2002 the Board of Directors created the Oil & Gas Committee and appointed Alberto Clô, Dario Fruscio, Vittorio Mincato and Guglielmo Moscato as its members. The Committee is entrusted with the monitoring of trends in oil markets and the study of their aspects.

ACTIVITIES OF THE AUDIT COMMITTEE

On June 5, 2002 the Board of Directors appointed Mario Cattaneo, Alberto Clô, Renzo Costi and Dario Fruscio as members of the Audit Committee. The first three directors were elected in the minority list.

In the course of 2002 the Audit Committee, which convened 6 times, has accomplished the following: (i) reviewed the audit program prepared by Eni SpA’s internal audit function; (ii) reviewed and evaluated results of internal auditing procedures; (iii) reviewed the audit programs of the Group’s internal audit functions; (iv) reviewed and evaluated results of internal auditing procedures of the Group’s internal audit functions; (v) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for audit companies to examine the essential features of fiscal year 2001 financial statements, with special attention to extraordinary operations; (vi) monitored the development of the operational and organizational model of the internal audit function; (vii) examined the issues related to the option of appointing to additional functions companies belonging to the network of the external auditors; (viii) met with the Group’s main external auditor in order to discuss the issues emerged during the audits performed, also as concerns the application of accounting standards to the preparation of Eni’s financial statements under U.S. GAAP.

ACTIVITIES OF THE COMPENSATION COMMITTEE

On June 5, 2002 the Board of Directors appointed Mario Cattaneo, Renzo Costi and Mario Resca as members of the Compensation Committee. The first two directors were elected in the minority list.

In the course of 2002, the Compensation Committee, which convened three times accomplished the following: (i) reviewed the results of the 2001 Group Incentive Plan, also with reference to the proposed capital increase for the offer of free shares to managers; (ii) presented a proposal concerning the remuneration of the Chairman and Managing Director; (iii) presented a proposal on the determination of the variable part of the remuneration of the Chairman and Managing Director based on the results of fiscal year 2001; (iv) reviewed the objectives of the Group Performance and Incentive Plan for 2002; (v) reviewed the structure of the 2002-2004 Stock Option Plan and the plan for the offer for 2002; (vi) reviewed the guidelines and criteria of the remuneration policy for Group managers for 2002.

ISSUE OF SECURITIES

Eni’s General Shareholders’ Meeting held on May 30, 2002, delegated authority to the Board of Directors to issue securities for a five-year period, in one or more tranches, which may be converted into shares of subsidiaries and/or with purchase or subscription rights or cum warrants of shares of subsidiaries, for a maximum amount corresponding to euro 4 billion.

On December 1, 2002, Eni will reimburse in advance its bond “Eni prima emissione 93/2003” (c. UIC 050417) amounting to lire 1,000 billion (lire 1,000 per security) with a premium of 70 lire each.

TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties are described in the Notes to the Financial Statements.

INCENTIVE PLAN FOR ENI MANAGERS
WITH ENI STOCK (4)

STOCK GRANT

With the aim of improving motivation and loyalty of Eni managers through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating it towards shareholders’ value creation objectives, increasing at the same time their contribution to management of the Company, starting in 2000 Eni created stock grant plans offering for no consideration Eni shares to those managers of Eni SpA and its subsidiaries as defined in art. 2359 of the Civil Code5 who have achieved corporate and individual objectives.

Underwriting is exercisable within one month after the end of the third year from the date of the offer or, if earlier, within one month after the agreed termination of employment or death of assignee. Stock option rights may not be transferred by the assignee to other persons or entities, and their assignment is firm and irrevocable while they automatically expire in case the assignee decides to terminate employment at Eni within three years from the date the share rights were granted.

In application of the 2000-2001 Incentive Plan, Eni’s Shareholders’ Meeting of June 6, 2000 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase the capital stock up to a maximum of euro 3.5 million for no consideration (or about 0.0875% of current capital stock) before July 31, 2001 by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code”. On June 21, 2000 and June 7, 2001 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 2 and 1.5 million ordinary shares to be offered for no consideration to those managers that achieved preset targets in 1999 and 2000.

In application of the 2002 Incentive Plan, Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase the capital stock up to a maximum of euro 1.5 million for no consideration (or about 0.0375% of current capital stock) before December 31, 2002 by issuing up 1.5 million ordinary shares nominal value euro 1 per share, by withdrawing from the “Reserve

(4)	The Shareholders’ Meeting of June 1, 2001 resolved to convert the nominal value of Eni’s shares into euro and to group two shares into one share with nominal value of 1 euro. Consequently it resolved to change the fourth and fifth paragraph of article 5 of Eni’s by-laws which delegate to the Board of Directors the power to increase capital stock by amounts to be offered for no consideration in the case of the stock grant plan and for consideration in the case of the stock option plan. For the sake of clarity all references to decisions of Shareholders’ and Board’s Meetings in 2000 are presented in euro.

(5)	Does not include listed subsidiaries, which have their own Stock Grant plans.

for the issue of shares in accordance with art. 2349 of the Civil Code”. On July 2, 2002 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 1.5 million ordinary shares to be offered for no consideration to those managers that achieved preset targets in 2001.

Following the Board’s decisions and Eni’s management performance in the 1999-2001 three-year period, on August 31, 2002, Eni assigned underwriting rights expiring after three years from the assignment date those rights concern 4,317,500 shares (equal to 0.1079% of current capital stock) subdivided as follows: (i) in 2000 a total of 1,428,550 shares; (ii) in 2001 a total of 1,851,750 shares; (iii) in 2002 a total of 1,037,200 shares. A total of 5,150 underwriting rights expired. At the same date 648,000 shares were underwritten (of which 2,800 outstanding on September 2). Eni SpA’s share capital amounts to euro 4,001,711,826 represented by 4,001,711,826 shares, nominal value 1 euro each.

STOCK OPTION PLANS

2000-2001
The 2000-2001 Stock Option Plan, described in detail in Eni’s 2001 Annual Report, provides for the exercise of options for the underwriting of Eni shares to be issued by means of the capital stock increase approved by Eni’s Shareholders’ Meeting of August 2, 2000, provided that the arithmetic average of Eni share prices recorded in July 2002 is equal to or higher than euro 16.8. In relation with Eni share price trend in July, options offered for the subscription of 14,369,500 Eni shares to 180 Eni Group managers at the price of euro 12.992 (the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the Board’s resolution of September 26, 2000 to increase capital) are no longer exercisable.

2002
Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors the power to increase the capital stock up to a maximum of 15 million own shares (or about 0.375% of current capital stock) for Eni’s 2002-2004 Stock Option Plan to be sold at a price corresponding to the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of assignation to those managers of Eni SpA and its subsidiaries6, as defined in art. 2359 of the Civil Code, who are in the positions that most contribute to the Group’s performance and are of strategic interest for the Group (314).

On July 2, 2002 the Board of Directors approved: (i) the Stock Option Plan for 2002 which provides for the assignation of a maximum of 5 million options for the purchase of own shares in a 1 to 1 ratio; (ii) the criteria for the selection of managers that are to participate in the Plan; (iii) regulations for the Plan, and delegated to the Managing Director the selection of the assignee managers on the basis of such criteria, before December 31, 2002. Option rights provide to assignees the option to purchase Eni shares at the price corresponding to the mentioned average after three year form their assignation. In case of agreed termination of employment or retirement or death, the assignee maintains the right to exercise underwriting rights within six months from termination of employment, whereas residual rights expire. Eni SpA’s Managing Director maintains the right to exercise underwriting rights assigned to him until July 31, 2010. In case of termination decided by the assignee or by the company within three years from assegnation, all underwriting rights expire. Option rights not exercised before July 31, 2010 expire.

Assignees may receive advances from Eni’s brokerage company managing the newly issued shares provided that at the same time the assignees give irrevocable instructions to sell such shares to such company.

(6)	Does not include listed subsidiaries, which have their own Stock Grant plans.

As of July 31, 2002, a total of 3,518,500 options were offered for the purchase of 3,518,500 own shares at the price euro 15.216 per share, corresponding to said average.

SHARE BUY-BACK PROGRAM

In order to increase value for shareholders Eni’s General Shareholders’ Meeting on May 30, 2002 resolved to continue the share buy-back program up to a maximum of 400 million own shares and increased by euro 2 billion its maximum amount (from euro 3.4 to 5.4 billion) for a period of 18 months. Both limits include shares in portfolio at the Meeting’s date (161.4 million shares for euro 2,175 million).

Period	No. of shares million	average cost €/share	total cost million €	share of capital stock %

January 1-September 17, 2002	34.5	15.09	520	0.97
From the beginning of the program (September 1, 2000)	188.8	13.70	2,588	4.72

SUBSEQUENT EVENTS

Relevant subsequent events concerning operations are found in the operating review.

MANAGEMENT’S EXPECTATIONS OF OPERATIONS

Trends in 2002 of main outside variables that influence Eni’s results of operations are indicated below:

•	worldwide demand for oil is expected to recover in the second half of 2002 (up 1%, over the second half of 2001) in line with the expected recovery of world economy, in particular in the USA. The increase in demand is expected to be of 0.3 percentage point in 2002. The market situation and the persisting tension in the Middle East should support the price of oil in the second half of 2002. The price of oil is expected to reach about 26.6 dollars/barrel, representing a 19% increase as compared to the second half of 2001. In 2002, then, the price of oil would average about 24.9 dollars/barrel (24.46 in 2001);

•	demand for natural gas in Italy is expected to increase by 2% compared to 2001, due to increased consumption for the production of electricity and for industrial uses;

•	refining margins are expected to decline compared to 2001. The recovery in the demand for refined products expected in the second half of the year will not to be sufficient to offset the weak refined product prices as compared to oil prices registered in the early months of the year, a situation that led refining margins to their lowest levels in the past ten years;

•	demand for petrochemical products is expected to increase slightly in the second half of 2002 in line with the recovery of world economy. The marked increase in demand and sales of the first half of 2002 was mainly related to the rebuilding of stocks of processing companies. The increase in prices will be offset in part by the expected increase in prices of oil-based feedstocks, so that the improvement in margins will not be able to offset the decline in margins recorded in the first quarter of 2002. On an annual basis margins are expected to remain on lower levels than in 2001 but with a general improving trend.

The following are the forecasts for the production and sales performance of Eni’s main activities in 2002:

•	daily production of hydrocarbons, before the effect of the rationalization of the portfolio of mineral assets, is forecasted to grow by approximately 8% compared to 2001 despite the effects of production cuts decided by OPEC, due to production increases in Norway, the United Kingdom, Venezuela, Kazakhstan, Egypt, Nigeria, and Italy (oil), as well as new fields coming on line in particular in Algeria, Iran, the United States and Pakistan;

•	volumes of natural gas sold in primary distribution in Italy, assuming that temperatures are normal for the rest of the year, are expected to decline by approximately 8% compared to 2001, due to the gradual alignment of Eni’s market share with the regulatory limits; this decline will affect in particular sales to wholesalers and industries. Volumes sold in Europe destined to Italy are expected to more than double (up 353% in the first half of 2002) due to the reaching of full supplies of some transmission contracts to Italian importers. Volumes transported on behalf of third parties in Italy are expected to increase by about 70%, also in relation to the increase in Eni’s sales in Europe destined to Italy;

•	electricity production sold is forecasted at approximately 5,000 gigawatthour, roughly stable as compared to 2001; volumes of purchased electricity sold on the market are forecasted at approximately 1,500 gigawatthour;

•	total refinery processing intake on wholly owned refineries is expected to remain stable due to the slight increase in processing on account of third parties which offset the decline of processing on own account. The new processing mix reflects the sale to Tamoil of processing capacity for 1.6 million tonnes/year that took place in 2001. The overall balanced capacity utilization rate of wholly owned refineries is expected to remain stable (97% in 2001).

In 2002 capital expenditure is expected to amount to approximately euro 8 billion; about 86% of these investments will be made in the Exploration and Production and Gas & Power divisions.

Consolidated
Accounts For The
First Half of 2002

BALANCE SHEETS

(Amounts stated in million euro or million U.S. dollars)

June 30, 2001			Dec. 31, 2001	June 30, 2002	June 30, 2002
(unaudited) euro		Note	(audited) euro	(unaudited) euro	(unaudited) USD

	ASSETS:
	Receivables from partners for amounts to be paid
	Permanent assets:
3,574	Intangible assets	1	2,843	2,501	2,465
34,191	Fixed assets	2	33,314	32,903	32,429
6,175	Permanent financial assets	3	7,328	6,798	6,700

43,940	Total		43,485	42,202	41,594

	Working assets:
3,227	Inventories	4	2,813	2,989	2,946
12,440	Receivables	5	15,267	14,158	13,954
1,804	Marketable securities	6	1,376	1,330	1,311
2,002	Cash		1,305	1,429	1,408

19,473	Total		20,761	19,906	19,619

1,121	Accrued incomes and prepaid expenses	7	949	1,142	1,126

64,534	TOTAL ASSETS		65,195	63,250	62,339

	SHAREHOLDERS’ EQUITY AND LIABILITIES:
	Shareholders’ equity:
4,001	Capital stock		4,001	4,002	3,944
	Share premium reserve
	Revaluation reserves
959	Legal reserve		959	959	945
1,014	Reserve for Company shares held in portfolio		2,068	2,302	2,269
	Statutory reserves
7,891	Other reserves:		6,389	5,607	5,526
31	- consolidation reserve		31	31	31
7,860	- other		6,358	5,576	5,496
8,357	Retained earnings		8,383	12,206	12,030
3,537	Net income for the period		7,751	2,261	2,228

25,759	Total shareholders' equity	8	29,551	27,337	26,943

1,704	Minority interest	9	1,706	1,826	1,800

27,463	Total		31,257	29,163	28,743

9,237	Reserves for contingencies	10	7,961	8,633	8,509
473	Reserve for employee termination indemnities		465	491	484
26,672	Payables	11	24,782	23,972	23,627
689	Accrued expenses and deferred income	12	730	991	977

64,534	TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		65,195	63,250	62,339

	GUARANTEES:	13
5,093	Unsecured guarantees		5,009	5,028	4,956
6,670	Other guarantees		7,004	7,041	6,940
163	Secured guarantees		163	78	77

11,926	Total		12,176	12,147	11,972

13,600	OTHER MEMORANDUM ACCOUNTS	14	9,857	11,934	11,762

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

STATEMENTS OF INCOME

			(Amounts stated in million euro or million U.S. dollars, except per Share and ADS data)

Dec. 31, 2001 (audited) euro		Note	First half 2001 (unaudited) euro	First half 2002 (unaudited) euro	First half 2002 (unaudited) USD

	Production value:	15
65,578	gross sales from operations		33,504	31,380	30,928
(190)	changes in inventories of products in progress, semi-finished and finished products		(53)	(23)	(23)
88	change in contract work in progress		410	555	547
983	direct costs associated with self-constructed assets		357	358	353
972	other income and revenues		399	546	538

67,431	Total		34,617	32,816	32,343

	Production costs:	16
25,984	raw, ancillary and consumable materials and goods		13,804	12,079	11,905
7,507	services		3,530	4,326	4,264
1,242	lease, rental and royalty expenses		643	757	746
3,082	payroll and related costs		1,530	1,570	1,547
	depreciation, amortization and writedowns:
4,680	- depreciation and amortization		2,170	2,437	2,402
182	- writedowns		85	118	116
21	change in inventories of raw, ancillary and consumable materials and goods		(83)	2	2
114	allocation for risks		69	14	14
334	other allocations		103	173	171
13,840	other operating expenses		6,590	6,751	6,654

56,986	Total		28,441	28,227	27,821

10,445	Difference between production value and production costs		6,176	4,589	4,523

	Financial income and expense:	17
117	income from investments		108	52	51
2,181	other financial income		1,354	1,509	1,487
2,489	interest and other financial expense		1,558	1,581	1,558

(191)	Total		(96)	(20)	(20)

	Changes in value of financial assets:	17
161	revaluations		62	77	76
494	writedowns		207	102	101

(333)	Total changes		(145)	(25)	(25)

	Extraordinary income and expense:	18
3,646	income		1,011	87	86
1,809	expense		560	180	177

1,837	Total extraordinary items		451	(93)	(92)

11,758	Income before income taxes		6,386	4,451	4,387
3,530	income taxes	19	2,743	1,822	1,796

8,228	Income before minority interest		3,643	2,629	2,591

(477)	Minority interest in net income	9	(106)	(368)	(363)
7,751	Net income		3,537	2,261	2,228

1.98 euro	Earnings per Share (based on the weighted-average number of Shares outstanding for each period)	20	0.90 euro	0.59 euro	0.58 USD

9.91 euro	Earnings per ADS (based on five Shares per ADS)		4.49 euro	2.94 euro	2.90 USD

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

STATEMENTS OF CASH FLOWS

		(Amounts stated in million euro or million U.S. dollars)

Dec. 31, 2001		First half	First half	First half
euro		2001 euro	2002 euro	2002 USD

	Cash flow from operating activities
7,751	Net income	3,537	2,261	2,228
477	Minority interest in net income	106	368	363
4,671	Depreciation and amortization	2,165	2,436	2,401
571	Writedowns (revaluations), net	217	59	58
(323)	Net change in other reserves	(403)	2	2
23	Net change in the reserve for employee termination indemnities	25	12	12
(170)	Loss (gain) on disposal of assets, net	(143)	(56)	(55)
(40)	Dividend income	(32)	(31)	(31)
(493)	Interest income	(290)	(169)	(167)
811	Interest expense	458	307	303
67	Unrealized exchange differences	96	(56)	(55)
(1,837)	Extraordinary expense (income), net	(451)	93	92
3,530	Income taxes	2,743	1,822	1,796

15,038	Cash generated from operating income before changes in working capital	8,028	7,048	6,947

	(Increase) decrease:
179	- inventories	51	20	20
(21)	- accounts receivable	2,175	979	965
(89)	- accrued interest and other current assets	(159)	37	36
(420)	- trade and other accounts payable	(212)	104	103
154	- accrued expenses and deferred income	32	125	123

14,841	Cash from operations	9,915	8,313	8,193

129	Dividends received	64	104	103
455	Interest received	262	129	127
(790)	Interest paid	(437)	(267)	(263)
(300)	Net extraordinary expense paid	(39)	(66)	(65)
(6,189)	Income taxes paid, net	(3,035)	(945)	(931)

8,146	Net cash provided from operating activities	6,730	7,268	7,163

	Cash flow from investing activities
	Investments:
(1,304)	- intangible assets	(675)	(528)	(520)
(5,273)	- fixed assets	(2,290)	(2,932)	(2,890)
(2,662)	- new consolidated subsidiaries and businesses	(2,656)	(134)	(132)
(420)	- investments	(238)	(73)	(72)
(452)	- securities	(231)	(15)	(15)
(758)	- financing receivables	(81)	(1,006)	(992)
	- change in accounts payable and receivable
(160)	in relation to investments and capitalization of depreciation	127	123	121

(11,029)		(6,044)	(4,565)	(4,499)

	Disposals:
8	- intangible assets	2
882	- fixed assets	673	299	295
1,084	- consolidated subsidiaries and businesses	1,079	6	6
140	- investments	123	13	13
978	- securities	245	41	40
1,333	- financing receivables	484	115	113
(35)	- change in accounts receivable in relation to disposals	(112)	6	6

4,390		2,494	480	473

(6,639)	Net cash used in investing activities (*)	(3,550)	(4,085)	(4,026)

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

(Amounts stated in million euro or million U.S. dollars)

Dec. 31, 2001		First half	First half	First half
euro		2001	2002	2002 USD

	Cash flow from financing activities
636	Proceeds from long-term debt	226	585	577
(1,311)	Payments of long-term debt	(510)	(634)	(625)
141	Additions to (reductions of) short-term debt	(7)	276	272

(534)		(291)	227	224

1,337	Payments by minority shareholders		23	23
943	Sale (purchase) of additional interests in subsidiaries
(1,736)	Dividends to minority shareholders	(1,740)	(3,033)	(2,989)
(1,494)	Shares repurchased	(440)	(234)	(231)

(1,484)	Net cash used in financing activities	(2,471)	(3,017)	(2,974)

25	Effect of change in consolidation area	1	52	51
13	Effect of exchange differences	48	(94)	(93)

61	Net cash flow for the period	758	124	122

1,244	Cash at beginning of the period	1,244	1,305	1,286

1,305	Cash at end of the period	2,002	1,429	1,408

(*)	Net cash used in investing activities includes some investments which Eni, due to their nature (i.e. temporary cash investments, securities held purely for investment purposes, etc.), considers as a reduction of net borrowings as defined in the “Financial Review” in the “Report of the Directors”.

Cash flows of such investments are as follows:

(Amounts stated in million euro or million U.S. dollars)

Dec. 31, 2001		First half	First half	First half
euro		2001	2002	2002 USD

	Financing investments:
(291)	- securities	(136)
(8)	- financing receivables	(6)	(769)	(758)
(299)		(142)	(769)	(758)
	Disposals of financing investments:
758	- securities	202	41	40
535	- financing receivables	245	73	72
1,293		447	114	112

994	Cash flows from financing activities	305	(655)	(646)

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

SUPPLEMENTAL INFORMATION

(Amounts stated in million euro or million U.S. dollars)

Dec. 31, 2001		First half	First half	First half
euro		2001	2002	2002 USD

	Effect of investments in new consolidated subsidiaries and businesses
7,262	Non-current assets	7,380	169	167
504	Current assets	556	60	59
(1,054)	Net borrowings	(971)	21	21
(2,307)	Other liabilities	(2,566)	(84)	(83)
4,405	Net effect of investments	4,399	166	164
(1,215)	Transferred from equity investment	(1,215)
	Minority interest and reserves
3,190	Purchase price	3,184	166	164
(528)	less: cash acquired	(528)	(32)	(32)

2,662	Cash from investments in consolidated subsidiaries	2,656	134	132

	Effect of disposals of consolidated subsidiaries and businesses
1,068	Non-current assets	537	3	3
185	Current assets	160	1	1
(184)	Net borrowings	(62)
(562)	Other liabilities	(82)	(2)	(2)
507	Net effect of disposals	553	2	2
597	Gain (loss) on disposals	556	6	6
(19)	Minority interest	(29)	(1)	(1)
1,085	Selling price	1,080	7	7
(1)	less: cash conferred	(1)	(1)	(1)

1,084	Cash flows on disposals	1,079	6	6

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

Accounting and Reporting Policies

BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of Eni included herein have been prepared in accordance with the criteria determined by the Commissione Nazionale per le Società e la Borsa (Consob) in its regulation included in decision No. 11971 of May 14, 1999, as amended by decision No. 12475 of April 6, 2000.

Eni’s consolidated financial statements contained herein are expressed in millions of euro, keeping into account their importance.

In the income statement and balance sheet tables comparative amounts at December 31, 2001 and June 30, 2001 are presented for each item, aggregated whenever needed according to the tables used. Income statement items reflect comparisons of the current six months with those reported at June 30, 2001, while comparisons of balance sheet items reflect amounts as reported at December 31, 2001. Relevant changes are included in the “Operating Review” included in the Report of the Directors.

The interim consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies included in the scope of consolidation.

Consolidation criteria are unchanged from the previous year.

The most important changes in the scope of consolidation that have taken place in the first half of 2002 concern the inclusion in consolidation of Polimeri Europa SpA, which caused the inclusion of other 4 companies that are consolidated on a line by line basis.

The accounting and reporting policies applied to the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2002 are consistent with those applied for the preparation of the consolidated financial statements for the year ended December 31, 2001, to which reference should be made.

The consolidated report on the first half of 2002 underwent a limited review by PricewaterhouseCoopers SpA. A limited review implies significantly less work as compared to a full audit performed according to the regulations governing external audits.

As concerns Eni SpA’s accounts only the tables are presented as provided for by art. 81 line 2 of the above mentioned Consob regulation.

TRANSLATION OF EURO AMOUNTS INTO U.S. DOLLAR AMOUNT

The unaudited interim condensed consolidated financial statements are stated in euro. The translation of euro amounts into U.S. dollars is included solely for the convenience of the reader, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of June 28, 2002, which was 0.9856 USD to euro 1.00. The convenience translations should not be construed as representations of what the euro amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1)	Intangible assets

(million €)

Reserve for
			Exchange			amortization and
Net value at			rate	Other	Net value at	writedown at
Dec. 31, 2001	Investments	Amortization	differences	changes	June 30, 2002	June 30, 2002

2,843	528	(645)	(266)	41	2,501	2,738

Intangible assets of euro 2,501 million concern specifically the acquisition of natural gas transportation rights from Algeria (euro 759 million), exploration permits (euro 387 million), concessions, licenses, trademarks and similar rights (euro 362 million), and the difference between the purchase price of consolidated investments and the fair value of corresponding net equity (euro 345 million), related in particular to Lasmo Plc (euro 260 million), Companhia São Paulo de Petroleo SA, now Agip Distribuidora SA (euro 43 million) and Inversora de Gas Cuyana SA (euro 22 million).

Investments for euro 528 million related primarily to costs for exploration activities for euro 442 million (euro 370 million in the first half of 2001), of which euro 428 million was amortized in full in the period incurred.

Amortization amounted to euro 645 million and related essentially to exploration costs for euro 492 million (euro 383 million in the first half of 2001).

2)	Fixed assets

(million €)

								Reserve for
				Changes in	Exchange			depreciation and
	Net value at			scope of	rate	Other	Net value at	writedown at
	Dec. 31, 2001	Investments	Depreciation	consolid.	differences	changes	June 30, 2002	June 30, 2002

Buildings	1,796	25	(53)	79	(31)	(37)	1,779	1,491
Plant and machinery	23,996	556	(1,647)	438	(1,229)	730	22,844	34,691
Industrial and commercial equipment	481	41	(52)	1	(40)	(9)	422	1,157
Other assets	232	147	(40)	3	(23)	34	353	711
Fixed assets in progress and advances	6,809	2,163		23	(614)	(876)	7,505	304

	33,314	2,932	(1,792)	544	(1,937)	(158)	32,903	38,354

Capital expenditures of euro 2,932 million (euro 2,290 million in the corresponding period of 2001) relate primarily to the Exploration and Production segment (euro 2,222 million), Gas & Power segment (euro 289 million), Refining and Marketing segment (euro 175 million) and Oilfield Services and Engineering segment (euro 105 million, of which euro 92 million relates to construction and drilling activity). Additional information about capital expenditures is included in the “Operating Review” of the Report of the Directors.

Changes in scope of consolidation for euro 544 million were primarily due to the inclusion in consolidation of Polimeri Europa SpA (euro 538 million).

Other changes of euro 158 million relate primarily to the sale of assets for euro 190 million, writedowns of euro 118 million made by the Exploration and Production (euro 85 million) and the Refining and Marketing segment (euro 31 million) and the recording to fixed assets of the difference between the purchase price and the corresponding net equity of the further 50% of European Marine Contractors Ltd (euro 139 million).

Monetary revaluations included in the gross and net value of fixed assets amount to euro 1,277 and 94 million respectively (euro 1,295 and 112 million at December 31, 2001).

At June 30, 2002 fixed assets have been pledged for euro 463 million primarily as collateral on debt incurred by Eni (euro 240 million at December 31, 2001). The increase of euro 223 million was due essentially to the inclusion in consolidation of Polimeri Europa SpA (euro 219 million).

3)	Permanent financial assets

(million €)

			Accumulated
	Net value at	Net value at	depreciation at
	Dec. 31, 2001	June 30, 2002	June 30, 2002

Investments	3,012	2,610	1,282
Receivables	1,915	1,573	234
Securities	333	313	1
Treasury shares	2,068	2,302

	7,328	6,798	1,517

Investments for euro 2,610 million decreased by euro 402 million. Such decrease was due primarily to the cancellation of investments in Polimeri Europa SpA (euro 257 million) following its inclusion in consolidation, to exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 101 million), to the net reductions in value of investments accounted for under the equity method or cost method (euro 78 million), among others Blu SpA (euro 25 million), Distribuidora de Gas del Centro SA (euro 23 million) and Galp Energia SGPS SA (euro 18 million). Such decrease has been partially offset by new acquisitions (euro 73 million), in particular the acquisition of Ages Pisa SpA (euro 49 million).

Receivables for euro 1,573 million concern loans made for operating purpose and decreased by euro 342 million. Such decrease was due primarily to the inclusion in consolidation of Polimeri Europa SpA (euro 216 million) and to exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 185 million), such decrease was partially offset by the net change in receivables during the period (euro 59 million). Receivables are granted primarily by the Gas & Power segment (euro 725 million) and the Exploration and Production segment (euro 717 million). Repayment of a portion of such loans for euro 66 million is contingent upon the outcome of financed activities (euro 267 million at December 31, 2001). Some amounts loaned may become capital contributions toward investments. Receivables due within twelve months amount to euro 59 million (euro 277 million at December 31, 2001), those due beyond twelve months amount to euro 1,514 million, of these euro 909 million are due beyond five years (euro 1,638 and 526 million at December 31, 2001, respectively).

Securities for euro 313 million decreased by euro 20 million. This decrease was due primarily to exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 19 million). Securities for euro 21 million are related to operations (the same amount at December 31, 2001).

Treasury shares for euro 2,302 million (euro 2,068 at December 2001) and consist of 169,450,490 ordinary shares nominal value 1 euro owned by Eni SpA (154,380,826 ordinary shares nominal value 1 euro, as of December 31, 2001). Such shares are valued at cost and have been repurchased to increase shareholder’s value in accordance with the decision of Eni shareholders’ meeting of June 6, 2000 and June 1, 2001.

4)	Inventories

(million €)

	December 31, 2001					June 30, 2002

	Crude oil,		Work in			Crude oil,		Work in
	gas and		progress			gas and		progress
	petroleum	Chemical	long-term			petroleum	Chemical	long-term
	products	products	contracts	Other	Total	products	products	contracts	Other	Total

Raw and ancillary materials and consumables	719	147		405	1,271	679	195		413	1,287
Products being processed and semi finished products	57	18		2	77	78	15		5	98
Work in progress long-term contracts			152		152			211		211
Finished products and goods	862	332		4	1,198	850	383		56	1,289
Advances			115		115			94	10	104

	1,638	497	267	411	2,813	1,607	593	305	484	2,989

Inventories are recorded net of the inventory valuation reserve of euro 124 million (euro 159 million at December 31, 2001).

Crude oil and petroleum products inventories for euro 591 million and natural gas inventories for euro 39 million represent certain minimum quantities (“compulsory stock”) required by law (euro 548 and 39 million at December 31, 2001 respectively), while natural gas inventories valued at euro 389 million, are used to satisfy peak demand (euro 362 million at December 31, 2001).

5)	Receivables

(million €)

	December 31, 2001				June 30, 2002

	Due	Due		Of which	Due	Due		Of which
	within	beyond		due beyond	within	beyond		due beyond
	12 months	12 months	Total	5 years	12 months	12 months	Total	5 years

Trade	9,149	90	9,239		7,501	174	7,675
Financing	1,018		1,018		1,659		1,659
Other	3,284	950	4,234	2	3,092	889	3,981	8
Net deferred income tax		776	776			843	843

	13,451	1,816	15,267	2	12,252	1,906	14,158	8

Receivables are net of the allowance for doubtful accounts of euro 840 million (euro 1,059 million at December 31, 2001).

The euro 1,564 million decrease in trade receivables relates in particular to the Gas & Power segment and is due primarily to the seasonality in demand for natural gas (euro 1,921 million), such decrease has been partially offset by the consolidation of Polimeri Europa SpA (euro 538 million).

Financing receivables of euro 1,659 million include amounts due to Eni’s non-financing subsidiaries from banks for investing purposes and deposit in escrow euro 545 million (euro 17 million at December 31, 2001) among others euro 527 million concern a deposit in escrow of Saipem SpA in order to guarantee the acquisition of a French company Bouygues Offshore, loans made for operating purposes for euro 891 million (euro 944 million at December 31, 2001) and amounts due to Eni’s financing subsidiaries from banks and other financing institutions for euro 223 million (euro 57 million at December 31, 2001).

Other receivables for euro 3,981 million include primarily accounts receivable from Italian and foreign tax authorities (euro 1,897 million), accounts receivable from joint venture operators related to exploration and production activities (euro 621 million).

6)	Marketable securities

(million €)

	Net value	Net value
	at Dec. 31, 2001	at June 30, 2002

Investments	3
Other securities	1,373	1,330

	1,376	1,330

Securities for euro 435 million are considered coverage of technical reserves of insurance companies (euro 436 million at December 31, 2001).

7)	Accrued income and prepaid expenses

(million €)

	At Dec. 31, 2001	At June 30, 2002

Differentials on derivatives	217	492
Implicit interest on debt due to oil investment	391	330
Interests accrued	36	26
Discount on bonded loans	21	21
Other accrued interest and current assets	284	273

	949	1,142

Differentials on derivative contracts for euro 492 million concern non-operating receivables and payables financing for euro 368 million and other assets and liabilities for euro 124 million (euro 97 and 120 million at December 31, 2001, respectively).

Implicit interest for euro 330 million relates to loans at a discount, of which euro 33 million was short-term and euro 297 million was long-term, on a USD 1 billion liability contracted in 1993 regarding an investment in a North African field which is repayable in twenty annual instalments without interest from January 1, 2000. The remaining liability is recorded under net borrowings at the nominal value of euro 853 million (euro 1,021 million at December 31, 2001).

Total accrued income and prepaid expenses are made up of short-term amounts for euro 754 million (euro 481 million at December 31, 2001) and long-term amounts for euro 388 million (euro 468 million at December 31, 2001).

8)	Shareholders’ equity

     Changes in shareholders’ equity for the year ended December 31, 2001 and first half of 2002

(million €)

				Reserve		Cumulative	Distributable
		Legal		for	Distributable	translation	reserve
	Capital	reserve of	Treasury	treasury	reserve of	adjustment	from
	stock	Eni SpA	shares	shares	Eni SpA	reserve	mergers

Balance at December 31, 2000	4,133	827	574	2,826	1,838	911

Dividends distribution (Lit. 410 equal to euro 0.212 per Share)
Allocation of 2000 net income					1,658
Shares repurchased			1,494	(1,494)
Conversion of share capital from italian lire to euro	(132)	132
Unallocated lower cost of investments carried under equity method
State grants
Exchange differences arising on the translation of foreign currency financial statements						451
Other changes
Net income for the period

Balance at December 31, 2001	4,001	959	2,068	1,332	3,496	1,362

Dividends distribution (euro 0.75 per Share)					(758)
Allocation of 2001 net income
Increase of reserve for shares granted to employees article 2349 civil code					(1)
Authorization to repurchase of shares				2,000	(2,000)
Distributable reserve from mergers							1,820
Shares repurchased			234	(234)
Shares issued under stock grant plan	1
Exchange differences arising on the translation of foreign currency financial statements						(1,609)
Other changes
Net income for the period

Balance at June 30, 2002	4,002	959	2,302	3,098	737	(247)	1,820

[Additional columns below]

[Continued from above table, first column(s) repeated]

(million €)

					Reserve
					for
					shares
	Former			Loans	granted to		Net
	Agip SpA			serviced	employees		income
	reserves	State	Consolidation	by the	article 2349	Retained	for the
	reconstituted	grants	reserves	Government	civil code	earnings	period	Total

Balance at December 31, 2000	103	58	6	4	2	5,922	5,771	22,975

Dividends distribution (Lit. 410 equal to euro 0.212 per Share)							(1,664)	(1,664)
Allocation of 2000 net income					1	2,448	(4,107)
Shares repurchased
Conversion of share capital from italian lire to euro
Unallocated lower cost of investments carried under equity method			25					25
State grants		4		(4)
Exchange differences arising on the translation of foreign currency financial statements								451
Other changes						13		13
Net income for the period							7,751	7,751

Balance at December 31, 2001	103	62	31		3	8,383	7,751	29,551

Dividends distribution (euro 0.75 per Share)							(2,118)	(2,876)
Allocation of 2001 net income						5,633	(5,633)
Increase of reserve for shares granted to employees article 2349 civil code					1
Authorization to repurchase of shares
Distributable reserve from mergers						(1,820)
Shares repurchased
Shares issued under stock grant plan					(1)
Exchange differences arising on the translation of foreign currency financial statements								(1,609)
Other changes						10		10
Net income for the period							2,261	2,261

Balance at June 30, 2002	103	62	31		3	12,206	2,261	27,337

On June 30, 2002, the share capital of Eni SpA consists of 4,001,690,126 shares (nominal value 1 euro), fully paid-up (4,001,259,476 shares with nominal value 1 euro at December 31, 2001). The increase of 430,650 shares nominal value 1 euro results from the issue of shares subscribed under the stock grant plan.

On May 30, 2002 the Company declared a cash dividend of euro 0.75 per share with the exclusion of treasury shares. The cash dividend was made available for payment on June 27, 2002.

Approximately euro 20,000 million was unrestricted as to payment of dividends at June 30, 2002, a portion of which is subject to taxation upon distribution. Provisions for taxes have been recorded only in relation to the reserves that are expected to be distributed.

Reconciliation of statutory net income and shareholders’ equity to consolidated net income and shareholders’ equity

(million €)

	Net income		Shareholders' equity

	First half	First half	Dec. 31,	June 30,
	2001	2002	2001	2002

Per Eni SpA’s Financial Statements	2,659	2,682	15,375	24,732
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated companies as accounted for in Eni SpA financial statements	766	969	18,741	8,104
Consolidation adjustments:
- difference between cost and underlying value of equity	(176)	(36)	459	372
- elimination of tax adjustments and compliance with accounting policies	606	286	(1,945)	(1,699)
- elimination of unrealized intercompany (profits) losses	7	(1,150)	(1,493)	(2,396)
- deferred taxation	(183)	(21)	(127)	(98)
- other adjustments	(36)	(101)	247	148

	3,643	2,629	31,257	29,163

Minority interest	(106)	(368)	(1,706)	(1,826)

Per Consolidated Financial Statements	3,537	2,261	29,551	27,337

9)	Minority interest

Minority interest in net income and shareholders’ equity are referred to the following consolidated subsidiaries:

(million €)

	Net income		Shareholders' equity

	First half	First half	Dec. 31,	June 30,
	2001	2002	2001	2002

Società Italiana per il Gas pA	63	87	807	810
Saipem SpA	30	70	658	715
Snam Rete Gas SpA (1)		201	(19)	109
Tigaz Tiszantuli Gazszolgaltato Reszvenytarsasag	7	10	75	75
Distribuidora de Gas Cuyana SA	6	(3)	71	28
Others		3	114	89

	106	368	1,706	1,826

(1)	At December 31, 2001 the negative shareholders’ equity results from the elimination of the revaluation of assets, performed by Snam SpA (now merged in Eni SpA) in 2000, according to the principle of uniformity of evaluation criteria. During 2001 such assets have been transferred to Snam Rete Gas SpA.

10)	Reserves for contingencies

(million €)

	Dec. 31, 2001	June 30, 2002

Employee retirement and similar obligations	86	107
Income tax liabilities	2,621	3,258
Other reserves for contingencies:
- site restoration and abandonment	1,963	1,914
- environmental risks	804	895
- restructuring or decommissioning of production facilities	873	844
- loss adjustments and actuarial reserves for Eni’s insurance companies	535	569
- losses related to investments	384	264
- contract penalties and disputes reserve	213	233
- early retirement incentives	39	50
- reserve for contractual contingencies	53	39
- other (*)	390	460

	5,254	5,268

	7,961	8,633

(*)     Each individual amount included herein does not exceed euro 50 million.

The “Income tax liabilities” reserve for euro 3,258 million includes net deferred tax liabilities, current taxes accrued in the six month period, as well as expected liabilities for the settlement of tax proceedings. The euro 637 million increase is primarily due to the net provisions of the period (euro 691 million), and the set-off, for each company, of tax assets and deferred tax liabilities (euro 256 million). Such increase has been partially offset by net exchange differences due to the translation of financial statements prepared in foreign currencies (euro 217 million).

The “Site restoration and abandonment” reserve of euro 1,914 represents primarily the estimated costs for well-plugging, abandonment and site restoration (euro 1,853 million).

The “Environmental risks” reserve of euro 895 million increased by euro 91 million as a result of the incorporation of Pertusola Sud SpA (in liquidation) in Singea SpA (in liquidation) (euro 108 million).

The reserve for “Losses related to investments” of euro 264 million decreased by euro 120 million due to the incorporation of Pertusola Sud SpA (in liquidation) in Singea SpA (in liquidation) (euro 131 million).

11)	Payables

(million €)

	December 31, 2001				June 30, 2002

	Due	Due		Of which	Due	Due		Of which
	within	beyond		due beyond	within	beyond		due beyond
	12 months	12 months	Total	5 years	12 months	12 months	Total	5 years

Financial debt	6,493	6,425	12,918	2,624	6,246	5,957	12,203	2,390
Advances	1,035	4	1,039		1,232	14	1,246	1
Trade debt	4,974	48	5,022		4,685	124	4,809
Debt to tax authorities	2,355	30	2,385		2,161	43	2,204
Other	3,173	245	3,418	141	3,224	286	3,510	216

	18,030	6,752	24,782	2,765	17,548	6,424	23,972	2,607

Financial debt amounted to euro 12,203 million and decreased by euro 715 million primarily due to exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 959 million). Such decrease was partially offset by the change in the scope of consolidation (euro 381 million, of which euro 306 million relates to Polimeri Europa SpA).

Financial debt at June 30, 2002 was as follows:

(million €)

	Due	Due
	within	beyond
	12 months	12 months	Total

Short-term:
- due to banks	2,480		2,480
- others	2,833		2,833

	5,313		5,313

Long-term:
- ordinary bonds		3,555	3,555
- due to banks	869	1,523	2,392
- others	64	879	943

	933	5,957	6,890

	6,246	5,957	12,203

Debt to tax authorities of euro 2,204 million decreased by euro 181 million due to the decrease in income taxes and other tax liabilities (euro 861 million) partially offset by the increase in excise tax and custom duties (euro 680 million) following the payment made by the Refining and Marketing Segment and Gas & Power segment on July 2002 of excise tax and custom duties due for June 2002 (excise tax and custom duties due for the first half of December are paid in the same month of December).

Other debts of euro 3,510 million are related to investment activities for euro 926 million (euro 802 million at December 31, 2001).

Certain debt, in the amount of euro 372 million (euro 115 million at December 31, 2001) is guaranteed by mortgages and liens on the fixed assets of consolidated companies and by pledges on marketable securities.

12)	Accrued expenses and deferred income

(million €)

	At	At
	Dec. 31, 2001	June 30, 2002

Differentials on derivative contracts	124	383
Advance revenues	317	352
Interest due on loans	110	31
Rentals payable	51	48
Premiums due to insurance companies	15	12
Other	113	165

	730	991

Differentials on derivative contracts for euro 383 million concern non-operating accounts receivable and payable financing for euro 350 million and other assets and liabilities for euro 33 million (euro 68 and 56 million at December 31, 2001, respectively).

Other accrued expenses and deferred income for euro 15 million (euro 9 million short-term amounts) concern the market value of Lasmo Plc’s fixed interest rate financial debts.

Total accrued expenses and deferred income are made up of short-term amounts for euro 702 million (euro 459 million at December 31, 2001) and long-term amounts for euro 289 million (euro 271 million at December 31, 2001).

13)	Guarantees

(million €)

	December 31, 2001				June 30, 2002

	Unsecured	Other	Secured	Total	Unsecured	Other	Secured	Total

Unconsolidated subsidiaries	126	277		403	112	606		718
Affiliated companies	65	1,220	78	1,363	110	1,046	78	1,234
Consolidated companies	4,800	5,287	85	10,172	4,800	5,210		10,010
Others	18	220		238	6	179		185

	5,009	7,004	163	12,176	5,028	7,041	78	12,147

Guarantees given on behalf of unconsolidated subsidiaries and affiliated companies of euro 1,874 million (euro 1,688 million as of December 31, 2001) consist primarily of: (i) unsecured guarantees and letters of patronage given to banks in relation to loans and lines of credit received for euro 1,214 million (euro 1,495 million as of December 31, 2001); (ii) unsecured guarantees and letters of patronage given to customers and suppliers in relation to contractual performance and bid bonds for euro 589 million (euro 68 million as of December 31, 2001). The increase for euro 521 million concern mainly unsecured guarantees given to third parties in relation to the construction of hydrocarbon treatment’s plants in Libya (euro 500 million); (iii) unsecured guarantees given to third parties in relation to the acquisition or sale of investments for euro 49 million (euro 51 million as of December 31, 2001) and unsecured guarantees to tax authorities in relation to VAT receivables for euro 11 million (euro 60 million as of December 31, 2001). As of June 30, 2002, the underlying commitment covered by such guarantees was euro 1,419 million (euro 998 million as of December 31, 2001).

Guarantees given on behalf of consolidated companies of euro 10,010 million (euro 10,087 million as of December 31, 2001) consist primarily of: (i) a guarantee of euro 4,800 million (the same amount as of December 31, 2001) given by Eni SpA to Treno Alta Velocità — TAV SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Cepav Uno; consortium members gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) guarantees given to third parties relating to: bid bonds and performance bonds for euro 1,605 million (euro 1,450 million as of December 31, 2001); hydrocarbon exploration and development activities for euro 1,191 million (euro 1,375 million as of December 31, 2001); insurance risk for euro 1,103 million reinsured by Eni (euro 1,248 million as of December 31, 2001); VAT recoverable from tax authorities for euro 814 million (euro 764 million as of December 31, 2001). The underlying commitment covered by such guarantees was euro 8,336 million as of June 30, 2002 (euro 8,613 million as of December 31, 2001).

Secured guarantees of euro 78 million, relate to mortgages, liens and privileges granted to banks in connection with loans to affiliated and consolidated companies (euro 163 million as of December 31, 2001). At June 30, 2002, the underlying obligation covered by such guarantees was euro 78 million (euro 107 million as of December 31, 2001).

14)	Other memorandum accounts

		(million €)

	Dec. 31, 2001	June 30, 2002

Commitments
Derivative contracts:
- interest purchase	2,143	2,766
- interest sale	1,367	1,735
- currency purchase	2,200	2,825
- currency sale	2,180	2,454
- purchase of goods	192	142
- sale of goods	66	17

	8,148	9,939

Purchase of assets	213	510
Sale of assets	83	83
Other	508	520

	8,952	11,052

Risks	905	882

	9,857	11,934

Commitments concerning derivative contracts for euro 9,939 million (euro 8,148 million at December 31, 2001) concern activities aimed at reducing market risk from changes in interest rates, foreign exchange rates and commodity prices. The increase of euro 1,791 million, is due primarily: (i) to the increase in the number of interest derivatives (euro 991 million) entered into by Enifin SpA in order to hedge financial debt granted to Snam Rete Gas SpA; (ii) to the increase in the number of contracts entered into by Enifin in order to hedge foreign exchange rate risk (euro 899 million), following the increase of derivatives transactions on behalf of all Eni group companies. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level. Eni provides guidelines to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies and criteria of eligible counterparties in derivative transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the maximum tolerable level of risk adopted by such companies is significantly lower than that defined by the Basel Committee. Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring the maximum tolerable risk level, the portfolio of financial instruments and market conditions. Eni does not enter into derivative transactions on a speculative basis.

Obligations for purchase and sale of fixed assets of euro 593 million (euro 296 million as of December 31, 2001) concern investments for euro 439 million (euro 146 million as of December 31, 2001) and securities for euro 154 million (euro 150 million as of December 31, 2001). The increase for euro 293 million concern obligations for purchase of investments in the German companies GVS (Gasversorgung Süddeutschland GmbH, euro 344 million) and EBS (Erdgas Beteiligungsgesellschaft Sud), by the Gas & Power segment. Such increase was partially offset by satisfied obligations (euro 49 million). Obligations relating to marketable securities concern the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein it receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor. Such investors may sell their securities back to Sofid Sim SpA at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Against the commitment related to interest rate swaps Eni entered into derivatives included in those mentioned above, for which Eni receives a variable rate more profitable than the one reknown by the shareholders.

Commitments of euro 520 million (euro 508 million as of December 31, 2001) are primarily related to: (i) agreements between EniChem SpA and various government entities, employee and trade groups whereby EniChem SpA has committed to invest approximately euro 272 million (the same amount as of December 31, 2001) in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant; (ii) a memorandum of intent signed with the Basilicata Region whereby Eni has agreed to invest, also on account of Enterprise SpA, euro 217 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 222 million as of December 31, 2001).

Risks of euro 882 million (euro 905 million as of December 31, 2001) are primarily associated with: (i) contractual assurances given to acquirors of certain investments and businesses of Eni for euro 394 million (euro 508 million as of December 31, 2001). The decrease for euro 114 million concern satisfied obligations, in particular the obligation of Singea SpA (in liquidation) for the disposal of Porto Vesme and San Gavino integrated plant (euro 96 million); (ii) potential risks associated with the value of assets of third parties under the custody of Eni for euro 280 million (euro 159 million as of December 31, 2001); (iii) environmental proceedings for euro 136 million (the same amount as of December 31, 2001); (iv) tax proceedings for euro 48 million (the same amount as of December 31, 2001). Environmental risks include the action taken by the Minister of Environment against EniChem SpA in 1992 (euro 135 million) that is commented under the following item “Legal Proceedings”.

Legal proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business.

Based on information available to date, and taking account of the existing reserves, Eni believes that the foregoing will not have a material adverse effect on Eni’s consolidated financial statements.

The following is a summary of significant legal matters in which Eni is involved.

Judicial or arbitration proceedings

In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA a company 49% owned by the former Serfi SpA now Sofid SpA, which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA (in liquidation) now merged in EniChem SpA) and Terni Industrie Chimiche SpA (merged in Agricoltura SpA (in liquidation), now merged in EniChem SpA). Such receivables were transferred by Agricoltura and Terni to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni brought counterclaims against Agrifactoring for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. In January 2000, the technical opinion requested by Agrifactoring was completed. According to this opinion, the balance of the account between Agrifactoring and Federconsorzi, on which Agrifactoring is claiming payment of euro 182 million, amounts to approximately euro 40 million. These proceedings, which have all been joined, are in awaiting judgement.

In 1992, Eni SpA and EniChem SpA initiated an arbitration proceeding against Montedison SpA and its subsidiaries in relation to guarantees given by them in connection with the formation of Enimont SpA. Conclusions are being defined for this arbitration proceeding. Defendants brought counterclaims. In December 2000, an agreement was reached through which Montedison accepted EniChem’s claim of euro 41 million and paid said amount on December 22, 2000. Arbitration is still pending for all environmental issues.

Tax proceedings

Agip SpA (now merged in Eni SpA) received four formal assessments from the Italian tax authorities that claimed that its income in 1989, 1990, 1991 and 1992 had been understated for income tax purposes. These assessments concern an alleged global understated amount of euro 196 million, determined by marking downward and upward adjustments to the prices of certain petroleum products that Agip sold to or bought from other Eni companies. All these claims were judged as unfounded by the Provincial Tax Commission of Milan. The appeals of the tax authorities against the first three assessments were rejected by the Regional Tax Commission of Milan. The appeal of the tax authorities against the fourth decision, related to 1992, has not yet been discussed.

In December 2000 the tax authorities notified Eni SpA of a formal assessment concerning income understatement for 1994, for an improper use of loss carryforwards for euro 20 million. The Provincial Tax Commission of Milan accepted Eni’s claim with decision issued on May 7, 2001. On June 26, 2002 Tax authorities has proposed appeal to the Regional Tax Commission.

In August 2000, the Ministry of Finance of Kazakhstan sent Agip Karachaganak a formal assessment that claims that the company understated its income for 1998 and 1999 by euro 58 million. The amount relates to the non deductibility of overhead costs considered as cost recovery and to a different criterion for the deduction of some other costs. During the first half of 2001 Eni signed a protocol with the tax authorities of Kazakhstan which reduces the amount under assessment to euro 12 million. Appeals are however underway according to local laws.

With a decree dated December 6, 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (now merged in Eni SpA) will substitute the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax net of any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax and therefore appealed against this decree with the jurisdictional bodies. At the same time an official interpretation has been requested to the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax is not applicable. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Snam will proceed with the relevant Court. The Lombardia Region decided with regional law 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date.

Environment

In 1992, the Minister of Environment filed an action against EniChem SpA and other parties to recover between euro 135 million and euro 870 million in damages relating to the discharge of effluents by the Mantua plant. This plant was owned by a former subsidiary of Montedison that was conferred to Enimont in connection with the formation of the Enimont joint venture. In September 1999, the State attorney requested that all the parties be condemned by the Court of Brescia to pay compensatory damages resulting from the proceeding of not less than euro 135 million.

In 1997, a preliminary hearing was held before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor against 28 persons, including 12 former and current managers of Eni1, for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution resulting therefrom. In most cases such charges relate to a period in time when the plant was managed by companies not owned by Eni. On November 2, 2001 the Court of Venice acquitted all defendants. On May 30, 2002 the judgment was deposited. The decision can still be appealed by the State attorney.

In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date. Among these persons are 20 former employees or managers of EniChem SpA who managed these plants from 1983 to 1993. This proceeding is still at the preliminary stage and is aimed at ascertaining any responsibility related to illnesses suffered by workers employed in said plants. A request was filed for further investigation.

In 2000, the public prosecutor of Gela started an investigation on prohibited emissions from AgipPetroli SpA’s refinery (as per art. 674 of the Criminal Code), which are purported to have had negative effects on the health of a number of citizens of Gela, and on AgipPetroli’s lack of declaration of such emissions in violation of Presidential Decree No. 203 of 1988. The investigation brought an action against some former managers of the refinery for events registered from 1997 to date. The Municipality of Gela will act as civil party and requested the payment of compensatory damage from AgipPetroli for a total of euro 878 million.

Under Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax on owners of primary pipelines in Sicilia (i.e. pipelines operating at a maximum pressure of over 24 bar). The purpose of the tax is “to finance investments aimed at reducing and preventing potential environmental damage caused by pipelines containing natural

(1)	In the description of this proceeding Eni includes Eni SpA, EniChem SpA and its subsidiaries.

gas”. The tax for 2002, based on the volume of the gas pipelines, has been fixed at a rate of euro 153 per cubic meter for pipelines on public land and euro 137.70 per cubic meter for pipelines on private land. The tax is payable from April 2002 and the amount due for 2002 totals approximately euro 97 million. In view of the compulsory nature of this environmental tax, Snam Rete Gas has paid the due instalments within the established time limits (April to August 2002). On the strenght of authoritative legal opinions and fiscal advice, Snam Rete Gas maintains that this tax is illegitimate for a number of reasons and lodged claims with the Sicilia Region requesting reimbursement of the sums paid, as a preliminary step for legal proceedings, and intimating their entailment considering that reimbursement is due. On July 30, 2002, Snam Rete Gas lodged a complaint with the European Commission aimed at opening a proceeding against the Italian Government, with the further option that the European Commission after the first inquiry phase, can request the Court of Justice to suspend the application of the regional law with an urgent ruling. As the Sicilia Region rejected the request for reimbursement of the first instalment, Snam Rete Gas will lodge an appeal with the Provincial Tax Commission of Palermo aimed at obtaining a definitive and rapid decision ascertaining the legitimacy of the tax and at the same time will lodge an appeal with the Regional Administrative Court of Lombardia to obtain immediate recognition in tariffs of a cost that is due and has effectively been incurred by the company.

Antitrust, EU proceedings, and actions of the Authority for Electricity and Gas

In March 1999, the Antitrust Authority concluded its investigation and fined Snam SpA euro 2 million for allegedly abusing its dominant position in the market for the transportation and distribution of natural gas and ordered a review of certain of Snam’s business practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio. On May 26, 1999, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The proceeding is still pending.

With a decision presented to Snam SpA (now merged in Eni SpA) on October 30, 2001 on suggestion of Blugas SpA whose request for access to the Italian natural gas network for the period May 1 to September 30, 2001 was accepted only in part, the Antitrust Authority start an inquiry on Snam and Snam Rete Gas SpA to establish if they abused their dominant position when they assigned transport capacity at the import point (in this case Passo Gries, for the period May-June 2001 and thermal year 2001-2002). On July 23, 2002 the Antitrust Authority has transmitted the preliminary inquiry which shows that abuse of dominant position and prejudice to competition cannot be fully ruled out. Eni is allowed to present a defense memorandum and request a hearing at the Authority. The inquiry is expected to be closed by the end of September, while the final decision of the Authority on the proceeding, based on the information collected by the end of September, is expected to be made public in November 2002.

On August 28, 2000, Enirisorse SpA (in liquidation) now Singea SpA (in liquidation) and Zincocalabra SpA signed an agreement for the sale of the whole share capital of Pertusola Sud SpA (in liquidation), now merged in Singea SpA (in liquidation). This agreement was filed with the European Commission within the procedure for monitoring the liquidation of Enirisorse’s assets in the non ferrous metallurgy business, as per decision 98/212/CE of April 16, 1997. With a letter dated September 26, 2000, the Commission requested information to the Italian Government for appraising the compatibility of this agreement with said decision. On February 13, 2001, the Commission informed the Italian Government that it started the procedure as per article 88 of the Union Treaty for alleged state aid in favor of Pertusola Sud. This procedure is started in the context of the above mentioned decision for the following reasons: (i) aid given to Pertusola Sud in relation to the decision could have been given unlawfully; (ii) funds provided to Pertusola Sud by Singea in liquidation could be considered as state aid, and in this case are not compatible with the single market; (iii) funds provided by Singea to Pertusola Sud for environmental charges may represent state aid, and if this is the case they are not compatible with the single market. On April 4, 2001, the Italian Government presented its observations to the Commission informing it that “Zincocalabra is no longer interested in pursuing an investment with deadlines prolonged by the ongoing procedure”. In May 2001, the Commission opened a procedure against the Italian Government, which in turn on July 25 transmitted to Enirisorse all the observations sent to the Commission for the preparation of an answer. In October 2001 the Italian Government presented its observations to the Commission. The Commission may present its decision before the end of 2002. If the final decision is unfavorable, Pertusola Sud shall have to return to Enirisorse the funds in question that are considered unlawful state aid. On February 1, 2002 Pertusola Sud was merged in Singea, therefore in case of an unfavorable decision Pertusola Sud should reimburse itself Singea. This decision may be appealed according to European procedures.

With a decision presented on June 5, 2001 the Antitrust Authority started an inquiry against AgipPetroli, Atriplex and other companies for alleged limitations to competition within the tenders offered by public transportation companies in the urban areas of Naples, Turin and Milan for the supply of gasoil for automotive use in the period 1996-2000. This proceeding intends to ascertain if the alleged agreements could be expression of a more general arrangement among companies for dividing between them the mentioned fuel supplies. The proceeding shall be closed before October 11, 2002.

Other commitments and risks not included in the balance sheet

In order to satisfy expected demand for natural gas in Italy in the medium and long-term, Eni has entered into certain long-term gas supply agreements which currently have an average unexpired duration of approximately 20 years. Such agreements, which contain take-or-pay provisions, will enable Eni to purchase an aggregate of approximately 1,095 billion cubic meters of natural gas. Under such agreements, the prices to be paid for the gas are periodically revised based on the market price for certain petroleum products. In connection with its supply contracts, Eni is also a party to long-term contracts with third parties for the transport of natural gas from the delivery point of foreign suppliers to Italy, these contracts generally contain ship-or-pay provisions. Eni also owns transmission rights on pipelines outside Italy and signed contracts with third parties for the transport of purchased natural gas to Italy. Historically, Eni’s purchasing and transmission practices have been such that take-or-pay or ship-or-pay provisions have never been invoked. On June 20, 2000, Decree No. 164 of May 23, 2000 issued by the Council of Ministers to implement the European Directive on natural gas into Italian legislation became effective. Such decree accelerated the opening of the market by allowing the entry of several operators in the Italian marketplace, and at the same time introduce ceilings to each operator’s market share and provides for the legal separation of some activities, while protecting take-or-pay contracts and the principle of reciprocity as specified by the European Directive. In order to remain within the limits set for the input of natural gas into the Italian system and with the aim of not being subjected to take-or-pay constraints, Eni sold the natural gas volumes it deemed exceeding outside Italy by signing multi-annual agreements with other operators which will sell such volumes on the Italian market.

Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Environmental regulations

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict air emission and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken, the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by decree No. 471/99 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

15)	Production value

The following is a summary of the main components of production value with reference to the relevant items in the reclassified income statement in accordance with international accounting standards as discussed in Note 24. More information about changes in production value is included in “Financial Review” of Report of the Directors.

Gross sales from operations

The following tables present revenues from sales and services rendered by industry segment and geographic area of destination.

Gross sales from operations by segment

		(million €)

	First half	First half
	2001	2002

Exploration and Production	3,387	2,617
Gas & Power	8,448	8,033
Refining and Marketing	18,526	17,211
Petrochemicals	2,414	2,158
Oilfield Services and Engineering	650	1,180
Other activities	79	181

	33,504	31,380

Gross sales from operations by geographic areas of destination

		(million €)

	First half	First half
	2001	2002

Italy	20,918	18,740
Other European Union	5,212	5,071
Rest of Europe	1,710	1,633
Americas	3,217	2,826
Asia	1,435	1,756
Africa	1,000	1,333
Other areas	12	21

	33,504	31,380

Net sales from operations

Net sales from operations, as indicated in the reclassified income statement at Note 24, are as follows:

		(million €)

	First half	First half
	2001	2002

Gross sales from operations	33,504	31,380
Change in contract work in progress	410	555
Less:
- excise tax	(6,297)	(6,290)
- exchanges of oil sales (excluding excise tax)	(906)	(671)
- services billed to joint venture partners	(491)	(653)
- sales to service station managers for sales billed to holders of AgipPetroli SpA credit card	(394)	(417)

	25,826	23,904

Net sales from operations by industry segment and geographic area are presented in Note 21.

Other income and revenues

		(million €)

	First half	First half
	2001	2002

Gains from sale of assets	68	79
Revaluation of current receivables(1)	41	61
Contract penalties and other trade revenues	52	55
Release of excess contingency reserves	37	48
Lease and rental income	51	44
Differentials on derivative contracts on commodities	10	38
Share of cost of natural gas connection paid by users	19	25
Damage claims	32	6
Grants for the year	4	3
Other proceeds	85	187

Total as per statutory income statement	399	546

Less:
- revenues related to personnel costs	(17)	(11)

Total as per reclassified income statement	382	535

(1)	Concerns the utilization of allowance for doubtful accounts in excess.

16)	Production costs

The following is a summary of the main components of production costs with reference to the relevant items in the reclassified income statement in accordance with international accounting standards as discussed in Note 24. More information about changes in production costs is included in the “Financial Review” of the Report of the Directors.

		(million €)

	First half	First half
	2001	2002

Costs of raw, ancillary and consumable materials and goods	13,804	12,079
Costs of services	3,530	4,326
Lease, rental and royalty expenses	643	757
Writedown of current receivables and cash	23	13
Change in inventories:
- raw, ancillary and consumable materials and goods	(83)	2
Change in inventories:
- goods being processed, semi-finished and finished goods	53	23
Allocation for risks	69	14
Other allocations	103	173
Excise tax on mineral oil	6,304	6,438
Other expenses	286	313

Total as per statutory income statement	24,732	24,138

Less:
- excise taxes	(6,297)	(6,290)
- exchange of oil purchases (excluding excise taxes)	(906)	(671)
- services billed to joint venture partners	(491)	(653)
- purchases from service station managers for sales billed to holders of AgipPetroli SpA credit card	(394)	(417)
- capitalized direct costs associated with self-constructed assets	(250)	(250)

Total as per reclassified income statement	16,394	15,857

Costs of services include brokerage fees for euro 3 million and for euro 10 million in the first half of 2001 and 2002, respectively.

Lease, rentals and royalty expenses include royalties on produced oil for euro 281 and 251 million in the first half of 2001 and 2002, respectively.

Other allocations primarily include provisions to the site restoration and abandonment reserve for euro 64 million (euro 53 million in the first half of 2001), loss adjustments and actuarial reserves of Eni’s insurance companies for euro 39 million (euro 32 million in the first half of 2001) and planned maintenance reserve and vessel and aircraft maintenance reserve for euro 13 million (euro 5 million in the first half months of 2001).

Payroll and related costs

		(million €)

	First half	First half
	2001	2002

Wages and salaries	1,148	1,130
Social security contributions	290	280
Employee termination indemnities	56	54
Pensions and similar obligations	8	9
Other costs	28	97

Total as per statutory income statement	1,530	1,570

Less:
- revenues related to personnel costs	(17)	(11)
- capitalized direct costs associated with self-constructed assets	(62)	(93)

Total as per reclassified income statement	1,451	1,466

Depreciation, amortization and writedowns

		(million €)

	First half	First half
	2001	2002

Depreciation and amortization:
- intangible assets	539	645
- fixed assets	1,631	1,792

	2,170	2,437

Writedowns:
- intangible assets		18
- fixed assets	62	87

Total as per statutory statement of account	2,232	2,542

Less:
- capitalized direct costs associated with self-constructed assets	(5)	(1)

Total as per reclassified income statement	2,227	2,541

17)	Financial income and expense and changes in value of financial assets

Income from investments and revaluation of investments

		(million €)

	First half	First half
	2001	2002

Income from investments
Dividends	32	31
Gains on disposals	76	2
Others		19

	108	52

Revaluation of investments	62	76

	170	128

Dividends relate to investments accounted for at cost. Other financial income from investments relates the utilization of the reserve for losses related to investments. Revaluation of investments concerns the amount relating to the first half of 2002 net income of investments accounted for under the equity method and revaluation of investments recorded at cost.

Other financial income and revaluation of financial assets other than investments

		(million €)

	First half	First half
	2001	2002

Other financial income
Exchange gains	1,022	1,259
Interest from accounts receivable from banks	88	66
Gains from non-current receivables	55	56
Gains from financial derivative contracts	51	31
Gains from securities	49	22
Interest from tax credits	16	14
Other financial income	73	61

	1,354	1,509

Revaluation of financial assets other than investments		1

	1,354	1,510

Interest and other financial expense and writedown of financial assets

		(million €)

	First half	First half
	2001	2002

Interest and other financial expense
Exchange losses	1,047	1,248
Interest and other accounts payable to banks	210	118
Interest and other expense on bonds	115	102
Expense on financial derivative contracts	58	26
Loss on investments	3
Other interest and financial expense	125	87

	1,558	1,581

Writedown of financial assets
Writedown of investments	198	78
Writedown of other current assets	9	24

	207	102

	1,765	1,683

Writedown of investments concerns the amount of loss relating to the net income for the first half of 2002 of investments accounted for under the equity method and writedown of investments recorded at cost.

Interest capitalized

		(million €)

	First half	First half
	2001	2002

Intangible assets:
- others	2
Fixed assets:
- fixed assets in progress	32	14
- plant and machinery	6

	40	14

18)	Extraordinary income and expense

		(million €)

	First half	First half
	2001	2002

Extraordinary income
Gains on disposals	877	48
Other extraordinary income	134	39

	1,011	87

Extraordinary expense
Restructuring costs:
- provisions for risks	(369)	(85)
- cost of redundancy incentives	(112)	(44)
- writedowns and losses on disposals	(75)	(38)

	(556)	(167)

Other extraordinary expenses	(4)	(13)

	(560)	(180)

	451	(93)

Gains on disposals relate to sales of investments, businesses and fixed assets as a result of restructuring activities. In particular, disposal gains for euro 48 million in the first half of 2002 are primarily due to the sale of service stations in Italy (euro 24 million) and other fixed assets (euro 14 million).

Provisions for risks of euro 85 million relate primarily to charges for environmental restoration in the Refining and Marketing segment (euro 26 million) and Petrochemicals segment (euro 26 million).

Redundancy incentives of euro 44 million concern primarily the Refining and Marketing segment (euro 20 million), Gas & Power segment (euro 13 million) and Petrochemicals segment (euro 4 million).

Writedowns of fixed assets for euro 38 million relate primarily to writedowns of the Priolo’s refinery (euro 31 million) carried out by the Refining and Marketing segment.

19)	Income taxes

		(million €)

	First half	First half
	2001	2002

Taxes on:
Italian subsidiaries	1,547	593
Foreign subsidiaries	1,196	1,229

	2,743	1,822

Income taxes of Italian companies for euro 593 million, decrease of euro 954 million. Such decrease was due primarily to the lower taxable income (euro 591 million), to the tax benefit due to the application of law No. 342/2000 (euro 182 million), and the net effect of the release of anticipated depreciation reserve in accordance with law 498/2001 (euro 93 million).

Income taxes were calculated applying the related estimated annual effective tax rate to income before taxes of each consolidated company for the period, adjusted for the fiscal effects deriving from significant income or expenses subject to separate fiscal regimes, which are recorded in the period when they actually take place.

Income taxes affected “Income before income taxes” for the period at the rate of 41% compared with a statutory tax rate of 41.9% calculated by applying a 36% tax rate (Irpeg) to income before taxes and a 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

The analysis of the difference between the theoretical and the actual tax rate is the following:

		(%)

	First half	First half
	2001	2002

Statutory tax rate	41.1	41.9

Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	4.3	6.0
- permanent differences	0.9	(0.3)
- tax benefit due to the application of favorable tax laws	(1.7)	(2.1)
- tax benefit on gains from disposals due to the application of law No. 342/2000	(1.8)	(4.1)
- other	0.2	(0.4)

	1.9	(0.9)

	43.0	41.0

20)	Earnings per share

Basic earnings per share is calculated by dividing “Net Income”, excluding minority interest, by the weighted-average number of shares issued and outstanding during each period, excluding treasury shares.

In order to compare basic earnings per share in the two periods presented, the number of shares issued through stock grants made from July 1, 2001 to June 30, 2002 has been added to the weighted-average number of shares outstanding in the first half of 2001; based on this criterion, the weighted-average number of shares outstanding was 3,940,892,301 and 3,841,775,430, in the first half of 2001 and 2002, respectively.

The dilutive effect on Eni’s basic earnings per share produced when potential ordinary shares will be converted into ordinary shares is not significant. At present, the only outstanding dilutive potential ordinary shares are the shares offered for no consideration; in regard to stock options offered to employees the conditions for exercise have not occurred.

21)	Segment information

Segment information is presented in accordance with IAS 14 revised. The overall amounts recorded are those indicated in the reclassified accounts prepared according to international accounting standards as discussed in Note 24.

Intersegment sales are conducted on an arm’s length basis.

Information by industry segment

							(million €)

	Exploration		Refining		Oilfield	Other
	and	Gas	and		Services and	activities
	Production	& Power	Marketing	Petrochemicals	Engineering	(a)	Total

First half 2001
Net sales from operations (b)	7,317	8,713	11,585	2,680	1,243	289
less: intersegment sales	(4,428)	(265)	(656)	(267)	(180)	(205)
Net sales to customers	2,889	8,448	10,929	2,413	1,063	84	25,826
Operating income	3,485	2,062	666	(79)	90	(88)	6,136
Identifiable assets (c)	24,880	11,235	7,823	3,353	3,133	668	51,092
Unallocated assets							12,002
Identifiable liabilities (d)	5,469	2,813	3,825	1,588	2,021	1,090	16,806
Unallocated liabilities							19,839
Capital expenditures	1,851	570	167	218	128	31	2,965
Depreciation, amortization and writedowns	1,545	210	238	131	85	18	2,227
First half 2002
Net sales from operations (b)	6,282	8,434	10,433	2,403	1,934	462
less: intersegment sales	(4,345)	(384)	(594)	(231)	(196)	(294)
Net sales to customers	1,937	8,050	9,839	2,172	1,738	168	23,904
Operating income	2,515	2,003	122	(141)	159	(83)	4,575
Identifiable assets (c)	23,521	10,619	7,544	3,660	3,301	869	49,514
Unallocated assets							11,104
Identifiable liabilities (d)	4,933	2,473	2,806	2,481	1,932	1,113	15,738
Unallocated liabilities							18,019
Capital expenditures	2,653	338	200	120	110	39	3,460
Depreciation, amortization and writedowns	1,828	209	252	90	134	28	2,541

(a)	Other activities include Eni — Corporate financial data which are not significant.

(b)	Before elimination of intersegment sales.

(c)	Includes assets directly related to operations.

(d)	Includes liabilities directly related to operations.

Geographic financial information

Assets and Investments by geographic localization

								(million €)

	Italy	Other	Rest	Africa	Americas	Asia	Other areas	Total
		EU	of Europe

First half 2001
Operating income	3,865	236	377	1,485	80	93		6,136
Identifiable assets (a)	22,312	8,503	2,295	8,607	4,992	4,379	4	51,092
Investments in tangible
and intangible assets	1,206	357	102	573	410	315	2	2,965
First half 2002
Operating income	2,753	398	265	1,211	(58)	10	(4)	4,575
Identifiable assets (a)	24,089	7,768	1,924	8,162	3,708	3,856	7	49,514
Investments in tangible and intangible assets	899	333	101	1,024	436	667		3,460

(a)	Includes assets directly related to the generation of operating income.

Sales from operations by geographic area of destination

		(million €)

	First half	First half
	2001	2002

Italy	14,637	12,716
Other European Union	4,129	3,957
Rest of Europe	1,568	1,637
Americas	1,123	2,812
Asia	3,241	1,907
Africa	1,116	857
Other areas	12	18

	25,826	23,904

22)	Transactions with related parties

According to rules issued by Consob (the Italian Stock Exchange Commission) on February 20, 1997 (No. 97001574) and subsequent amendments, the following is a description of transactions with related parties.

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities owned or controlled by the Government. All such transaction are conducted on an arm’s length basis and in the interest of Eni companies.

Relevant transactions effected with entities controlled by the Italian Government are only those with Enel Group SpA. The following is a description of trade and financing transactions with related parties.

Trade and other transactions

							(million €)

Name	June 30, 2002			First half 2002

	Receivables	Payables	Guarantees	Costs		Revenues

				Goods	Services	Goods	Services

Affiliated companies
Blue Stream Pipeline Co BV	79						382
Promgas SpA	77	66		115		125
Bayernoil Raffineriegesellschaft mbH		73			304
Trans Austria Gasleitung GmbH	100	84			72
Petrobel Belaym Petroleum Co	5	50			77		11
Superoctanos CA		3		91
Raffineria di Milazzo ScpA					70	21
Agip Oil Co Ltd	2	11			43
Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg	8					47
Transitgas AG		10			32
Supermetanol CA		13		17
Other(*)	192	4	49	18	90	182	10

	463	314	49	241	688	375	403

Non-consolidated subsidiaries
Agip Gas BV			500
Transmediterranean Pipeline Co Ltd					70
Other(*)	23	29	111	1	24	31	14

	23	29	611	1	94	31	14

	486	343	660	242	782	406	417

Entities owned or controlled by the Government
Enel Group	152	2		11	3	612	95

	638	345	660	253	785	1,018	512

(*)	Each individual amount included herein does not exceed euro 50 million.

Financing transactions

	(million €)

Name	June 30, 2002			First half 2002

	Receivables	Payables	Guarantees	Charges	Gains

Affiliated companies
Blue Stream Pipeline Co BV		23	918
Transitgas AG	647
Trans Austria Gasleitung GmbH	442
Supermetanol CA	11		125		6
Superoctanos CA	2		122
Bayernoil Raffineriegesellschaft mbH	16
Raffineria di Milazzo ScpA	15		2
Other (*)	137	80	18		11

	1,270	103	1,185		17

Non-consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	357	17	100		9
Other(*)	71	82	7	31

	428	99	107	31	9

	1,698	202	1,292	31	26

(*)	Each individual amount included herein does not exceed euro 50 million.

Trade and financial transactions with Blue Stream Pipeline Co BV concern the construction of a pipeline between Turkey and the Russian Federation and cash deposit at Eni’s financing subsidiaries. Trade transactions with Promgas SpA concern the sale and purchase of natural gas. Transactions with Bayernoil Raffineriegesellschaft mbH and Raffineria di Milazzo ScpA concern refining of crude oil, and only with Raffineria di Milazzo ScpA the sale of petroleum products and guarantees given on behalf of Raffineria di Milazzo ScpA to banks in relation to loans. Transactions with Trans Austria Gasleitung GmbH concern the financing of the Austrian section of the gasline from the Russian Federation to Italy as well as transmission of natural gas. Transactions with Petrobel Belayim Petroleum Co and Agip Oil Co Ltd concern services for exploration and production. Transactions with Superoctanos CA and Supermetanol CA concern the purchase of fuel additives and guarantees provided to banks in relation to lendings. Transactions with Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH concern sales of petroleum products. Transactions with Transitgas AG relate to the natural gas transport service and to the financing of the doubling of the Italy/Netherlands pipeline in the Swiss section.

Transaction with Agip Gas BV concern guarantees given for the construction of hydrocarbon treatment plants in Libya. Transactions with Transmediterranean Pipeline Co Ltd concern financings and guarantees given to banks in relation to loans and lines of credit for the construction of natural gas transmission facilities and transport services.

Transactions with Enel Group SpA concern the purchase and sale and transportation of natural gas and electric energy, and sale of fuel oil.

23) Average number of employees

The average number of employees of the companies included in consolidation by type of consolidation is as follows:

	Companies consolidated		Companies consolidated
	on line-by-line basis		on a proportional basis

	First half 2001	First half 2002	First half 2001	First half 2002

Senior managers	1,659	1,469	5	3
Junior managers	8,504	8,561	35	21
Employees	32,489	32,687	293	328
Workers	27,404	28,242	245	614

	70,056	70,959	578	966

The average number of employees is calculated as half of the total of the number of employees at the beginning and at the end of the period. Employees of companies consolidated on a proportional basis are recorded according to the control percentage.

24) Adjustment of the unaudited interim consolidated financial statements prepared under Italian GAAP to U.S. GAAP

In accordance with the criteria adopted in Eni’s Annual Report, in application of the regulations of the Securities and Exchange Commission (SEC), the following information is necessary to adjust the Italian consolidated report for the first half of 2002 to generally accepted accounting principles in the USA or U.S. GAAP.

a) Accounts reclassified according to International GAAP

The items of Eni’s consolidated balance sheet have been classified according to the criterion of decreasing liquidity, while those of the reclassified income statement are substantially the same as those included in the Italian statutory accounts, except for some aggregations.

At the bottom of each account the reader finds the content of the items which differ from those calculated according to the Italian standards if those items are not discussed in the notes to the statutory accounts.

The changes from the previous period are illustrated in the notes to the statutory accounts.

Balance Sheets

(Amounts stated in million euro or million U.S. dollars)

	Dec. 31, 2001	June 30, 2002	June 30, 2002
	euro	euro	USD

ASSETS:
Current assets:
Cash	1,305	1,429	1,408
Marketable securities	1,376	1,330	1,311
Receivables, net (a)	13,728	12,311	12,134
Inventories, net:
- crude oil, natural gas and petroleum products	1,638	1,607	1,584
- chemical products	497	593	584
- work in progress long-term contracts	267	305	301
- other	411	484	477
Total inventories	2,813	2,989	2,946
Other assets (b)	444	721	711

Total current assets	19,666	18,780	18,510

Non-current assets:
Fixed assets, net of accumulated depreciation, amortization and writedowns	33,314	32,903	32,429
Receivables, net (c)	2,678	2,577	2,540
Investments	3,012	2,610	2,572
Intangible assets	2,843	2,501	2,465
Other assets (d)	1,223	1,247	1,229

Total non-current assets	43,070	41,838	41,236

Total assets	62,736	60,618	59,745

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Short-term debt (e)	5,231	5,313	5,236
Current portion of long-term debt (e)	1,233	909	896
Trade accounts payable	4,974	4,685	4,618
Advances	1,035	1,232	1,214
Taxes payable	2,355	2,161	2,130
Accrued expenses and deferred income and other liabilities (f)	3,624	3,917	3,861

Total current liabilities	18,452	18,217	17,955

Non-current liabilities:
Long-term debt (e)	6,084	5,666	5,584
Reserve for employee termination indemnities	465	491	484
Reserves for contingencies	5,340	5,375	5,298
Deferred and other non-current income tax liabilities	2,621	3,258	3,211
Accrued expenses and deferred income and other liabilities (f)	585	750	739

Total non-current liabilities	15,095	15,540	15,316

Total liabilities	33,547	33,757	33,271

Minority interests	1,706	1,826	1,800

Shareholders’ equity:
Capital stock, 4,001,690,126 fully paid shares nominal value euro 1 each (4,001,259,476 fully paid shares nominal value euro 1 each at December 31, 2001)	4,001	4,002	3,944
Reserves	17,799	21,074	20,771
Treasury shares (g)	(2,068)	(2,302)	(2,269)
Net income for the year	7,751	2,261	2,228

Total Shareholders’ equity	27,483	25,035	24,674

Total liabilities and Shareholders’ equity	62,736	60,618	59,745

(a)	Include current receivables classified in permanent financial assets and working assets.

(b)	Include current accrued income and prepaid expenses excluding those related to implicit interest on debt due to oil investment.

(c)	Include non-current receivables classified in permanent financial assets and working assets, and deferred tax assets.

(d)	Include marketable securities, other than investment recorded with financial assets and non-current accrued income and prepaid expenses excluding those related to implicit interest on debt due to oil investment. Exclude treasury shares which are classified as a reduction of shareholders’ equity.

(e)	Short and long-term debts are net of current and non-current accrued income related to implicit interest on debt due to oil investment and are increased by current and non-current accrued expense related to the fair value of debts acquired.

(f)	Include current and non-current accrued expenses on deferred income and short and long-term debts other than those specifically indicated.

(g)	Shareholders’ equity is presented net of treasury shares (see d).

77

Statements of Income

(Amounts stated in million euro or million U.S. dollars, except per Share and per ADS data)

	First half	First half	First half
	2001 euro	2002 euro	2002 USD

Revenues:
Net sales from operations	25,826	23,904	23,560
Other income and revenues	382	535	527

Total revenues	26,208	24,439	24,087

Operating expenses:
Purchases, services and other	16,394	15,857	15,629
Payroll and related costs	1,451	1,466	1,445
Gross operating margin	8,363	7,116	7,014
Depreciation, amortization and writedowns	2,227	2,541	2,504
Operating income	6,136	4,575	4,509
Interest and other income (expense): (a)
Financial expense and exchange differences, net	(170)	(81)	(80)
Other income (expense) from investments	(31)	50	49
Total interest and other income (expense)	(201)	(31)	(31)
Income before extraordinary income (expense) and income taxes	5,935	4,544	4,479
Extraordinary income (expense) (b)	451	(93)	(92)
Income before income taxes	6,386	4,451	4,387
Income taxes	(2,743)	(1,822)	(1,796)
Income before minority interest	3,643	2,629	2,591
Minority interest in net income	(106)	(368)	(363)

Net income	3,537	2,261	2,228

Earnings per Share (based on the weighted — average number of shares outstanding for each period)	0.90 euro	0.59 euro	0.58 USD

Earnings per ADS (based on five Shares per ADS)	4.49 euro	2.94 euro	2.90 USD

(a)	Before income taxes.

(b)	Includes “Financial income and expenses and changes in value of financial assets” net of interest capitalized.

b) Summary of significant differences between Italian GAAP and U.S. GAAP

The Company’s interim financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP.

The significant differences between the two principles are the same as indicated in the 2001 consolidated financial statements. One exception is represented by the evaluation and recording criteria provided for by Accounting Standard No. 141 “Business Combination” (SFAS 141) and No. 142 “Goodwill and other intangible assets” (SFAS 142). SFAS 141 and 142 are effective for the accounting periods starting after December 15, 2001.

According to the new standards, the goodwill and the intangible assets with an indefinited useful life can not be amortizated; these assets are subject to a yearly evaluation in order to define the relevant writedown if needed. The maximum amortization limit of forty years has been eliminated for intangible assets with fixed useful life.

According to the Italian GAAP, the goodwill is amortizated on a straight-line basis in the utilization period, over a maximum period of twenty years from the registration. Other intangible assets are amortizated systematically in relation with their residual useful life.

The effect of the difference between these two criteria is recorded in item c) below.

c) Reconciliation between net income and shareholders’ equity determined under Italian GAAP and U.S. GAAP

The following is a summary of the adjustments to net income for the six-month periods ended June 30, 2001 and 2002 and to shareholders’ equity at December 31, 2001 and June 30, 2002, that would be required if U.S. GAAP had been applied instead of Italian GAAP in these interim condensed consolidated financial statements:

	(million €)	(million €)	(million USD)

	First half	First half	First half
	2001	2002	2002

Net income according to the financial statements prepared under Italian GAAP	3,537	2,261	2,228
Items increasing (decreasing) reported net income:
- adjustment of gains on disposal following the elimination of monetary revaluation	159
- deferred income taxes	(78)	187	184
- derivative contracts	56	126	124
- successful-efforts accounting	97	83	82
- effect of the differences between Italian GAAP and U.S. GAAP related to affiliated companies and excluded from consolidation under U.S. GAAP	2	66	65
- adjustment of amortization on difference for consolidation and goodwill		20	20
- capitalized interest expense	(2)	6	6
- adjustment of amortization on increasing costs of capital stock		3	3
- adjustment of depreciation following the elimination of monetary revaluation of non-current assets	4	2	2
- stock grants awarded to employees	(4)	1	1
- use of different depreciation rates	(65)	(45)	(44)
- effect of U.S. GAAP adjustments on minority interest		89	88
Net adjustments	169	538	530
Net income in accordance with U.S. GAAP	3,706	2,799	2,759
Net income per Share (based on average number of Shares outstanding in each period) (a)	0.94	0.73	0.72
Net income per ADS (based on five Shares per ADS) (a)	4.70	3.64	3.59
Other comprehensive income for the period gross of income taxes:
- exchange differences from conversion of financial statements denominated in currency other than euro	863	(1,634)	(1,610)
- exchange differences from conversion in the period	18	25	25
- fair value of marketable securities		(9)	(9)

Total	881	(1,618)	(1,595)

Net comprehensive income for the period according to U.S. GAAP	4,587	1,181	1,164

(a)	Amounts in euro or U.S. dollars.

79

	(million €)	(million €)	(million USD)

	Dec. 31, 2001	June 30, 2002	June 30, 2002

Shareholders’ equity according to the financial statements prepared under Italian GAAP	27,483	25,035	24,674

Items increasing (decreasing) reported shareholders’ equity:
- use of different depreciation rates	2,477	2,432	2,397
- successful-efforts accounting	2,621	2,393	2,359
- capitalized interest expense	686	686	676
- derivative contracts	52	178	175
- effect of the differences between Italian GAAP and U.S. GAAP related to affiliated companies and excluded from consolidation under U.S. GAAP	55	141	139
- difference for consolidation and goodwill		20	20
- fair value of marketable securities	27	18	18
- increasing costs of capital stock	(28)	(25)	(25)
- elimination of monetary revaluation	(79)	(73)	(72)
- elimination of reversal of impairment charges	(137)	(121)	(119)
- income taxes	(3,420)	(3,163)	(3,117)
- effect of U.S. GAAP adjustments on minority interest	(1,297)	(1,208)	(1,191)

Net adjustments	957	1,278	1,260

Shareholders’ equity in accordance with U.S. GAAP	28,440	26,313	25,934

Estimated shareholders’ equity under U.S. GAAP includes other comprehensive income of euro 1,389 million and euro (229) million at December 31, 2001 and June 30, 2002, respectively. Such other comprehensive income relates to exchange rate differences resulting from the translation of financial statements of foreign companies (cumulative translation adjustment) and to the fair value of marketable securities gross of deferred income taxes.

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

	(million €)	(million €)	(million USD)

	Dec. 31, 2001	June 30, 2002	June 30, 2002

ASSETS:
Current assets:
Cash	1,052	1,201	1,184
Marketable securities	1,537	1,488	1,467
Accounts receivable trade, financing and other	12,893	11,562	11,396
Inventories	2,092	2,114	2,084
Accrued interest and other	333	544	536

Total current assets	17,907	16,909	16,666

Non-current assets:
Fixed assets, net	33,270	32,892	32,418
Receivables	3,304	3,173	3,127
Investments	3,767	3,528	3,477
Intangible assets	5,459	4,964	4,893
Other	1,269	1,075	1,060

Total non-current assets	47,069	45,632	44,975

TOTAL ASSETS	64,976	62,541	61,640

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Short-term debt	5,259	5,811	5,727
Current portion of long-term debt	1,172	860	848
Trade accounts payable	4,391	4,124	4,065
Advances	814	1,099	1,083
Taxes payable	1,962	1,544	1,522
Accrued expenses and other	3,150	3,076	3,032

Total current liabilities	16,748	16,514	16,276

Non-current liabilities:
Long-term debt	5,948	5,731	5,648
Reserve for employee termination indemnities	365	387	381
Reserves for contingencies	5,196	5,242	5,167
Deferred and other non-current income tax liabilities	6,400	6,445	6,352
Accrued expenses and other	388	592	583

Total non-current liabilities	18,297	18,397	18,132

TOTAL LIABILITIES	35,045	34,911	34,408

Minority interests	1,491	1,317	1,298
Shareholders’ equity:
Capital stock 4,001,690,126 full paid shares, nominal value euro 1 each (4,001,259,476 full paid shares, nominal value euro 1 each December 31, 2001)	4,001	4,002	3,944
Reserves	20,190	21,814	21,500
Treasury shares	(2,068)	(2,302)	(2,269)
Net income for the period	6,317	2,799	2,759

Total Shareholders’ equity	28,440	26,313	25,934

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	64,976	62,541	61,640

With regard to the statements of income, operating income (loss) by industry segment and income before extraordinary income (expense) and income taxes, as determined under U.S. GAAP, would have been as follows:

	(million €)	(million €)	(million USD)

	First half	First half	First half
	2001	2002	2002

Operating income (loss) by industry segment:
Exploration and Production	3,552	2,378	2,344
Gas & Power	1,666	1,785	1,759
Refining and Marketing	503	(2)	(2)
Petrochemicals	(441)	(254)	(250)
Oilfield Services and Engineering	(5)	(21)	(21)
Other activities	(90)	(79)	(78)

	5,185	3,807	3,752

Income before extraordinary income (expense) and income taxes	6,389	4,355	4,292

d) Additional financial statement disclosures required by U.S. GAAP

Stock Compensation

With the aim of improving motivation and loyalty of Eni managers, Eni approved plans for the grant of Eni shares and stock option to Eni manager. The general provisions of this plans are set forth in the “Directors’ Report” and relevant costs are recorded in income for U.S. GAAP purposes. The disclosures requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) are included below. As permitted under SFAS 123, Eni has adopted APB 25 and related interpretations in accounting for shares and options issued to employees in its reconciliation to U.S. GAAP. The application of SFAS 123 instead of APB 25 does not result in a significant difference.

Recent accounting pronouncements

In June 2001 and in April and June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”), No. 145 “Rescission of FASB Statement No. 4, 44 and 64, amendment of FASB Statement No. 13, and technical corrections” (“SFAS 145”) and No. 146 “Accounting for cost associated with exit and disposal activities” (“SFAS 146”).

SFAS 143 “Accounting for Asset Retirement Obligation” provides the evaluation and recording criteria for liabilities arising from the disposal of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if estimable, concurrent with an increase in the related asset’s carrying value. The increase in the related asset’s carrying value is amortised to income over its useful life. The discount associated with the liability is accreted into income over the related asset’s useful life. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the assets. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of adoption. Eni will adopt the standard beginning January, 2003.

SFAS 145 supersedes SFAS 4 “Reporting gains and losses from extinguishment of debt”, SFAS 44 “Accounting for intangible assets of motor carriers” and SFAS 64 “Extinguishment of debt made to satisfy sinking-fund requirements”. This statement establishes that gains and losses due to the extinguishment of debts can be recorded under extraordinary items only in case they are neither non-usual nor non-recurring items. In addition the statement modifies provision of SFAS 13 “Accounting for leases”, establishing that the conversion of finance leases into operating leases made after May 15, 2002, are recorded under the provisions for leaseback; such change has no effect. The remaining provisions of the statement are effective for all the fiscal quarters starting after May 15, 2002. Eni shall apply them beginning in 2003.

SFAS 146 superseded Emerging Issues Task Force (“EITF”) Issue No. 94-3 “Liability recognition for certain employee termination benefits and other cost to exit an activity (including certain costs incurred in a restructuring)” and provides the evaluation and recording criteria of costs associated to the exit or elimination of activities, including restructuring, establishing that liabilities can be recorded only in the case of present obligation for the company. At the beginning liabilities are evaluated at their fair value. In the next period such value can be modified to take into consideration new estimates and the increasing related to time. This statement is effective starting after December 31, 2002. Eni shall apply it beginning in 2003.

Eni is presently evaluating these statements and cannot predict whether their application will have a material impact on Eni’s financial position or operating result.

Report of Independent Auditors

Società per Azioni
Headquarters: Rome — Italy, Piazzale Enrico Mattei, 1
Capital Stock: € 4,001,711,826 fully paid
Branches:
San Donato Milanese (MI) — Via Emilia, 1
San Donato Milanese (MI) — Piazza Ezio Vanoni, 1
Gela (CL) — Strada Provinciale, 82

Investor Relations
Eni SpA, Piazzale Enrico Mattei, 1 — 00144 Rome
Tel. +39-0659822624 — Fax +39-0659822631
e-mail: investor.relations@eni.it

Publications
Annual Report 2001 (in Italian)
prepared in accordance with Law n. 127 of April 9, 1991
Annual Report 2001 (in Italian and English)
Annual Report 2001 on Form 20-F for the Securities
and Exchange Commission (in English)
Health, Safety and Environment Report 2001 (in Italian and English)
Fact Book 2001 (in Italian and English)
Report on the First Quarter of 2002 (in Italian and English)
Report on the Second Quarter of 2002 (in Italian and English)
Report on the First Half of 2002 (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half of 2002 (in English)

Internet Home page: http://www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Overall coordination: EniComunicazione SpA — Rome — Italy
Design: Angelini Design — Rome — Italy
Cover: On-Off — Milan — Italy
Cover photo: Laura Ronchi
Printing: Ugo Quintily SpA — Rome — Italy
Printed on ecological paper: Symbol Matt

Società per Azioni
Piazzale Enrico Mattei, 1 — 00144 Roma
Tel. +39.0659821
Fax +39.0659822141
www.eni.it